AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1997
                                                     REGISTRATION NO. 333-38787
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              SANDISK CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

            DELAWARE                         3572                  77-0191793
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL   (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER) IDENTIFICATION NUMBER)

                140 CASPIAN COURT, SUNNYVALE, CALIFORNIA 94089
                                (408) 542-0500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                 THE REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                DR. ELI HARARI
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              SANDISK CORPORATION
                140 CASPIAN COURT, SUNNYVALE, CALIFORNIA 94089
                                (408) 542-0500
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:

            THOMAS W. KELLERMAN, ESQ.         DONNA M. PETKANICS, ESQ.
              TIMOTHY R. CURRY, ESQ.            DANIEL R. MITZ, ESQ.
          KIMBERLEY E. HENNINGSEN, ESQ.        IVAN J. BROCKMAN, ESQ.
            PATRICIA A. MONTALVO, ESQ.        DAVID M. CAMPBELL, ESQ.
         BROBECK, PHLEGER & HARRISON LLP  WILSON SONSINI GOODRICH & ROSATI
              TWO EMBARCADERO PLACE           PROFESSIONAL CORPORATION
                  2200 GENG ROAD                 650 PAGE MILL ROAD
           PALO ALTO, CALIFORNIA 94303      PALO ALTO, CALIFORNIA 94304
                  (650) 424-0160                   (650) 493-9300

                                ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------


  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)

Issued November 18, 1997

                                3,000,000 Shares

                               [LOGO OF SANDISK]

                                  COMMON STOCK

                                  -----------

 ALL OF  THE SHARES  OF  COMMON STOCK  OFFERED HEREBY  ARE  BEING SOLD  BY  THE
  COMPANY. THE COMPANY'S COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL  MARKET
   UNDER THE SYMBOL "SNDK." ON NOVEMBER 4,  1997, THE LAST SALE PRICE OF  THE
    COMMON STOCK  AS REPORTED  ON THE  NASDAQ NATIONAL  MARKET WAS  $28  PER
                  SHARE. SEE "PRICE RANGE OF COMMON STOCK."

                                  -----------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                          COMMENCING ON PAGE 5 HEREOF.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                                  UNDERWRITING
                                  PRICE TO        DISCOUNTS AND      PROCEEDS TO
                                   PUBLIC        COMMISSIONS(1)      COMPANY(2)
                                  --------       --------------      -----------
Per Share....................        $                 $                 $
Total(3).....................        $                 $                 $

-----
  (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (2) Before deducting expenses payable by the Company estimated at $400,000.
  (3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 450,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
      $          , $           and $          , respectively. See
      "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Underwriters. It is expected that the delivery of the Shares will be made on or
about             , 1997 at the office of Morgan Stanley & Co. Incorporated,
New York, N.Y., against payment therefor in immediately available funds.

                                  -----------

MORGAN STANLEY DEAN WITTER

                             GOLDMAN, SACHS & CO.

                                                  BANCAMERICA ROBERTSON STEPHENS

     , 1997

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                                --------------
                               TABLE OF CONTENTS

                                             PAGE                                                PAGE
                                             ----                                                ----
Incorporation of Certain Documents by              Management's Discussion and Analysis of
 Reference.................................    2    Financial
Prospectus Summary.........................    3   Condition and Results of Operations........    18
The Company................................    4   Business...................................    27
Risk Factors...............................    5   Management.................................    40
Use of Proceeds............................   15   Underwriters...............................    42
Dividend Policy............................   15   Legal Matters..............................    43
Price Range of Common Stock................   15   Experts....................................    43
Capitalization.............................   16   Available Information......................    44
Selected Consolidated Financial Data.......   17   Index to Consolidated Financial Statements.   F-1

                                --------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are incorporated herein by reference:
(i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 (as amended by Form 10-Q/A filed November 14, 1997); (iii) the Company's Current Report on Form 8-K filed with the Commission on October 16, 1997; (iv) the Company's definitive Proxy Statement dated March 13, 1997 filed in connection with the Company's 1997 Annual Meeting of Stockholders; (v) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed under Section 12 of the Exchange Act with the Commission on September 8, 1995, including any amendment or report updating such description; and (vi) the description of the Company's stockholder rights contained in its Registration Statement on Form 8-A filed with the Commission on April 28, 1997, as amended on May 15, 1997.

  Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be part hereof from the date of filing of such document (all of such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents"). Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of the Prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Requests for such copies should be submitted in writing or by telephone at (408) 542-0500 to Shareholder Relations, SanDisk Corporation at the principal executive offices of the Company, 140 Caspian Court, Sunnyvale, California 94089. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.
                                --------------
  Except as set forth in the consolidated financial statements or as otherwise indicated, all information in this Prospectus assumes no exercise of the underwriters' over-allotment option. The Company's fiscal year ends on the Sunday closest to December 31, and each fiscal quarter ends on the Sunday closest to March 31, June 30 and September 30. For ease of presentation, the accompanying financial statements have been shown as ending on the last day of the relevant calendar month.
                                --------------
  The SanDisk(R) name and logo, and the CompactFlash(TM) name and logo, are trademarks of the Company. The CompactFlash Association makes the CompactFlash name and logo available royalty-free to member companies. References in this Prospectus to CompactFlash are references only to the Company's products unless otherwise indicated. This Prospectus also includes trademarks of companies other than the Company.
                                --------------
  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY
  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere herein or incorporated by reference in this Prospectus.

                                  THE COMPANY

  SanDisk designs, develops and markets flash memory data storage products used in a wide variety of electronic systems. The Company has optimized its flash memory storage solution, known as "system flash," to address the needs of many emerging applications in the consumer electronics and industrial/communications markets. Since its inception, the Company has been actively involved in all aspects of flash memory process development, chip design, controller development and system-level integration to ensure the creation of fully-integrated, broadly interoperable products that are compatible with both existing and new system platforms. The Company believes its core technical competencies are in high-density flash memory process and design, controller design, system-level integration, compact packaging and low-cost system test. The Company's products include removable CompactFlash products and FlashDisk cards, and embedded FlashDrives and Flash ChipSet products. SanDisk has successfully applied its technology to the rapidly growing markets for digital cameras and other consumer electronics devices such as personal digital assistants. The Company was instrumental in the development of the PCMCIA format and the CompactFlash format, which the Company believes is becoming the de facto industry standard storage platform for digital cameras. SanDisk's customers include Boeing Defense & Space Co., Canon Inc., Casio Manufacturing Corporation, Eastman Kodak Company, Epson Hanbai Co., Ltd., Fujitsu Limited, Hewlett-Packard Company, Kyocera America, Inc., Lucent Technologies, Inc., Matsushita Electric Industrial Co., Ltd., NEC USA, Inc., Norand Corporation, Pentax Corporation, Psion Computers PLC and Telxon Corporation.

                                  THE OFFERING

 Common Stock offered..............................  3,000,000 shares
 Common Stock to be outstanding after the offering. 25,653,908 shares(1)(2)
 Use of proceeds................................... For general corporate purposes, including working
                                                    capital, product
                                                    development and capital
                                                    expenditures.
 Nasdaq National Market symbol..................... SNDK

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       NINE MONTHS
                                                                          ENDED
                                  YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                          ------------------------------------------ ---------------
                           1992     1993     1994     1995    1996    1996    1997
                          -------  -------  -------  ------- ------- ------- -------
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Revenues:
 Product................  $22,359  $20,551  $35,378  $61,589 $89,599 $67,599 $72,335
 License and royalty....      --       --       --     1,250   8,000   3,750  12,600
                          -------  -------  -------  ------- ------- ------- -------
   Total revenues.......   22,359   20,551   35,378   62,839  97,599  71,349  84,935
Gross profits...........    3,632    1,610    7,304   26,226  38,892  27,811  35,459
Operating income (loss).   (6,042) (10,243)  (4,781)   7,777  12,474   8,484  12,164
Net income (loss).......  $(5,969) $(9,990)  (4,287)   9,065  14,485  10,102  12,617
Net income (loss) per
 share(3)...............                    $  (.23) $   .43 $   .60 $   .42 $   .51
Shares used in computing
 net income (loss) per
 share(3)...............                     18,872   20,856  24,206  24,204  24,492

                                                           SEPTEMBER 30, 1997
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(4)
                                                         -------- --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments....... $ 60,323    $139,723
Working capital.........................................   48,022     127,422
Total assets............................................  152,819     232,219
Long term obligations...................................      --          --
Total stockholders' equity..............................  102,026     181,426

------
(1) Based on the number of shares outstanding as of September 30, 1997.
    Excludes: (i) 2,933,617 shares of Common Stock issuable upon exercise of stock options outstanding under the Company's 1995 Stock Option Plan; (ii) 96,000 shares of Common Stock issuable upon exercise of stock options outstanding under the Company's 1995 Non-employee Directors Stock Option Plan; (iii) warrants to purchase 106,363 shares of Common Stock; (iv) 2,680,801 shares available for future issuance under the Company's 1995 Stock Benefit Plan; (v) 665,186 shares available for future issuance under the Company's Employee Stock Purchase Plan and (vi) 104,000 shares available for future issuance under the Company's 1995 Non-Employee Directors Stock Option Plan.
(2) Includes 6,141,374 shares owned by Seagate Technology, Inc., which prior to the completion of this offering represents approximately 25% of the Company's Common Stock on a fully-diluted basis.
(3) Amounts are pro forma in 1994. See Note 1 of Notes to Consolidated Financial Statements.
(4) Adjusted to reflect the sale of 3,000,000 shares of Common Stock offered by the Company at an assumed public offering price of $28 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                  THE COMPANY


  SanDisk designs, develops and markets flash memory data storage products used in a wide variety of electronic systems. The Company has optimized its flash memory storage solution, known as "system flash," to address the needs of many emerging applications in the consumer electronics and industrial/communications markets. Since its inception, the Company has been actively involved in all aspects of flash memory process development, chip design, controller development and system-level integration to ensure the creation of fully-integrated, broadly interoperable products that are compatible with both existing and new system platforms. The Company believes its core technical competencies are in high-density flash memory process and design, controller design, system-level integration, compact packaging and low-cost system test. The Company's products include removable CompactFlash products and FlashDisk cards, and embedded FlashDrives and Flash ChipSet products. SanDisk has successfully applied its technology to the rapidly growing markets for digital cameras and other consumer electronics devices such as personal digital assistants ("PDAs"). The Company was instrumental in the development of the PCMCIA format and the CompactFlash format, which the Company believes is becoming the de facto industry standard storage platform for digital cameras. SanDisk's customers include Boeing Defense & Space Co., ("Boeing"), Canon Inc. ("Canon"), Casio Manufacturing Corporation ("Casio"), Eastman Kodak Company ("Kodak"), Epson Hanbai Co., Ltd. ("Epson Hanbai"), Fujitsu Limited ("Fujitsu"), Hewlett-Packard Company ("Hewlett-Packard"), Kyocera America, Inc. ("Kyocera"), Lucent Technologies, Inc. ("Lucent"), Matsushita Electric Industrial Co., Ltd. ("MEI"), NEC USA Inc. ("NEC USA"), Norand Corporation ("Norand"), Pentax Corporation ("Pentax"), Psion Computers PLC ("Psion") and Telxon Corporation ("Telxon").

  In recent years, digital computing has expanded beyond the boundaries of desktop computer systems to include a broad array of electronic systems, such as digital cameras, PDAs, cellular telephones, highly portable computers, digital audio recorders, wireless base stations, network computers, communications switches, mobile communication systems, handheld data collection terminals, medical monitors, pay telephones and other electronic systems. These applications have storage requirements that include small form factor, high reliability, low power consumption and the capability to withstand high levels of shock and vibration and extreme temperature fluctuations. Such requirements are not well addressed by traditional storage solutions such as rotating disk drives. Consequently, new market opportunities have been created for data storage products that can satisfy these requirements.

  The Company's flash data storage products combine patented flash memory chips with an integrated microcontroller in a system design that meets the needs of many existing and emerging applications. The Company's products comply with industry standards and are designed to be universally applicable storage devices that are compatible across a wide range of electronic applications, regardless of hardware platform, software operating system or type of data stored. The use of non-volatile flash memory cells allows the Company's products to retain information without power and to consume a fraction of the power required by rotating disk drives. The Company's flash data storage products are solid-state with no mechanical moving parts and consequently are shock and vibration tolerant and operate in a wide variety of temperature and humidity conditions. The Company's products utilize sophisticated error detection and correction algorithms and dynamic defect management techniques to provide high reliability and read/write endurance, which can translate into decades of read/write usage without loss of data. All of the Company's products offer forward and backward compatibility from one product generation to the next. The Company's flash data storage products are offered with memory capacities ranging from 2MB to 300MB.

  The Company's strategy includes focusing on technological innovation and reducing the cost of its flash data storage products in order to promote broader acceptance of the Company's products in its target markets. The Company seeks to promote the widespread acceptance of industry standards as a means of developing the market for flash data storage products. The Company has pursued long-term strategic relationships with manufacturing partners that possess leading edge semiconductor technology and high volume manufacturing capacity. This enables the Company to concentrate its resources on product design, development, assembly and testing where the Company believes it has a competitive advantage and eliminates the high cost of owning and operating a semiconductor wafer fabrication facility. The Company has developed strategic relationships with Matsushita Electronics Corporation ("Matsushita"), LG Semicon ("LG Semicon"), NEC Corporation ("NEC") and United Silicon, Inc. ("USIC"), a foundry joint venture headed by United Microelectronics Corporation ("UMC"). The Company also has a strategic relationship with Seagate Technology, Inc. ("Seagate"), which owns approximately 25% of the Company's Common Stock on a fully-diluted basis prior to this offering.

  The Company was incorporated in Delaware in June 1988 under the name SunDisk Corporation and changed its name to SanDisk Corporation in August 1995. The Company's principal executive offices are located at 140 Caspian Court, Sunnyvale, California 94089 and its telephone number is (408) 542-0500.

                                 RISK FACTORS

  In addition to the other information in this Prospectus and in the documents incorporated by reference herein, the following risk factors should be considered carefully in evaluating an investment in the Company and its business before purchasing the Common Stock offered by this Prospectus. The sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in this Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Prospectus.

  Fluctuations in Operating Results. SanDisk's operating results have been in the past and are expected to be in the future, subject to quarterly and annual fluctuations due to a variety of factors. For example, the Company's revenues increased each quarter for the first three quarters of 1996 and then decreased in both the last quarter of 1996 and the first quarter of 1997 before increasing in the second and third quarters of 1997. The principal factors that have caused the Company's operating results to fluctuate in the past several quarters and may cause the Company's operating results to fluctuate in the future are the unpredictable demand for the Company's products and anticipated seasonality as sales of products for consumer electronics applications become a greater proportion of the Company's product revenues. The Company must order silicon wafers from its foundries several months prior to the date such wafers are needed. If the Company overestimates the number of silicon wafers it needs to fill product orders and as a result builds excess inventories, gross margins and operating results will be materially adversely affected. If the Company underestimates the number of silicon wafers required in a particular quarter and is unable to fulfill customer orders promptly after receipt of an order, the Company will risk losing potential sales and customers. Since the Company is selling CompactFlash, its largest volume product, into an emerging consumer market and is unable to accurately forecast future sales, there will be a material adverse effect on the Company's operating results if sales fall below the Company's expectations in a particular quarter and the Company is unable to reduce its operating expenses. The portion of the Company's quarterly sales attributable to orders received and fulfilled in the same quarter remains high and product order backlog fluctuates substantially from quarter to quarter. See "--Seasonality" and "-- Dependence on Third Party Foundries."

  Other factors affecting the Company's operating results and gross margins include the volume of product sales, competitive pricing pressures, the ability of the Company to match supply with demand, changes in product and customer mix, market acceptance of new or enhanced versions of the Company's products, changes in the channels through which the Company's products are distributed, timing of new product announcements and introductions by the Company and its competitors, the timing of license and royalty revenue, fluctuations in product costs, availability of foundry capacity, variations in manufacturing cycle time, fluctuations in manufacturing yields and manufacturing utilization, the ability of the Company to achieve manufacturing efficiencies with its new and existing products, increased research and development expenses, exchange rate fluctuations and changes in the Company's effective tax rate. All of these factors are difficult to forecast and these or other factors can materially affect the Company's quarterly or annual operating results or gross margins.

  The Company has increased its expense levels to support its recent growth, including expenses associated with the expansion of the Company's in-house assembly and test operations. The Company expects to continue to increase its operating expenses by hiring additional personnel to support expected growth, increased marketing efforts and additional research and development activities. If the Company does not achieve increased levels of revenues commensurate with these increased levels of operating expenses, or if the Company's revenues decrease or do not meet the Company's expectations for a particular period, the Company's business, financial condition and results of operations will be materially adversely affected.

  The mix of the Company's products sold varies from quarter to quarter and will vary in the future, affecting the Company's overall average selling prices and gross margins. Over the last three quarters, the Company experienced a shift in product mix to low capacity (2MB and 4MB) CompactFlash cards that generally have lower average selling prices and lower gross margins than higher capacity FlashDisk and FlashDrive products. This shift in product mix, coupled with lower pricing due to competition, caused average selling prices to decline. The Company anticipates that lower capacity products will continue to represent a significant portion of its sales as consumer applications such as digital cameras become more popular.

  The Company has adopted a strategy of cross-licensing its patents to other manufacturers of flash products. Under such arrangements, the Company earns license fees and royalties on terms that are individually negotiated. The timing of recognition of revenues from these payments depends on the terms of each contract, and, in some cases, on the timing of product shipments by the third parties. As a result, license and royalty revenue has fluctuated significantly in the past and is likely to continue to fluctuate in the future. Given the relatively high gross margins associated with license and royalty revenue, gross margins and net income are likely to fluctuate more with changes in license and royalty revenue than with changes in product revenue.

  Dependence on Emerging Markets and New Products. The Company's success depends to a significant extent upon the development of emerging markets and new applications for flash data storage systems, as well as on its ability to introduce commercially attractive and competitively priced products on a timely basis. The Company believes that continued significant expenditures for research and development will be required in the future. In particular, the Company intends to develop new products with increased memory capacity at a lower cost per megabyte, which the Company believes will be essential to its ability to remain competitive. In November 1997, the Company introduced a new removable storage card product family, the MultiMediaCard ("MMC"). MMC is targeted for the emerging markets for mobile smart phones, advanced pagers and consumer multimedia devices. MMC will initially be offered in storage capacities of 2MB, 4MB, 8MB and 10MB. The Company does not expect to generate significant revenues from MMC sales in 1998. There can be no assurance that the Company will successfully develop any of these new products, that new applications or markets for flash data storage will develop as expected by the Company, that prospective customers developing products for any such markets will design the Company's products into their products and successfully introduce such products, or that products or technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive. The failure of new applications or markets to develop or the failure of the Company's products to be accepted by the market would have a material adverse effect on the Company's business, financial condition and results of operations.

  Increasing Dependence on Consumer Products. During the first nine months of 1997, the portion of the Company's product revenues derived from sales of products for consumer electronics applications, principally digital cameras, increased significantly and over this period represented the largest portion of product revenues and units shipped. There can be no assurance, however, that the Company will achieve large scale market acceptance for its products in the consumer electronics market. The Company anticipates that products sold for consumer applications will generally encounter intense competition and will be more price sensitive than products sold into its other target markets. In addition, consumer markets are more likely to experience seasonality of sales, with potential declines in sales activity during the first quarter of any year. Because of the large number of OEMs entering the digital camera market, it is likely that not all of these manufacturers will be successful in achieving market acceptance of their products. If SanDisk's OEM customers are not successful in this market, such OEM customers may have excess inventories of CompactFlash products, which may preclude follow-on orders or result in sales of their CompactFlash inventories in the open market. In addition, if market acceptance of digital cameras is slower than expected, or if the market for CompactFlash becomes saturated, the Company may encounter reduced demand for CompactFlash products, declining average selling prices or product returns, any of which would have an adverse effect on the Company's results of operations.

  The Company anticipates that a greater proportion of its sales to the consumer electronics market will be made through distributors and to retailers than is the case with the industrial/communications market. This will be particularly true if the level of after-market sales of flash memory products increases. The Company is currently expending significant resources developing a retail sales channel. The expenditures associated with this development are likely to precede the realization of significant sales through this channel. Moreover, the Company has no prior experience in the development or management of the retail channel or sales through such channel. In addition, a significant portion of retail sales for consumer applications will be made to distributors and retail chains, which typically maintain rights to return unsold inventory. As a result, the Company does not expect to recognize revenues on sales to this channel until after the products have been sold to end users. If the Company's retail customers are not successful in this market, there could be substantial product returns to the Company. The inability to successfully develop and effectively manage the retail sales channel could have a material adverse effect on the Company's business, financial condition and results of operations.

  Seasonality. The Company has experienced and expects to continue to experience seasonality in its product sales. During the course of 1997, the Company's product mix has increasingly shifted towards CompactFlash products, which are sold principally for consumer electronics applications. The Company anticipates that this trend will continue. As a result, the Company expects that its product sales will be increasingly impacted by seasonal purchasing patterns, with higher sales in the second half of each year as compared to the first half of each such year. The Company believes product revenues during the third quarter of 1997 included purchases by consumer electronics OEM customers in anticipation of new product introductions and the fourth quarter holiday season. In the past, the Company has experienced a reduction in order quantities in the first quarter from Japanese OEM customers, reflecting the fact that most customers in Japan operate on a fiscal year ending in March and prefer to delay purchases until the beginning of their next fiscal year. As a result of these factors, sales for the first quarter of 1998 are uncertain and it is possible that product revenues in that quarter could be below the levels experienced in the third quarter and anticipated in the fourth quarter of 1997. The Company expects that its operating expenses may continue to increase over this time period. Accordingly, a decrease in revenues in any quarter would adversely impact the Company's results of operations in that period.

  Competition. The flash data storage markets in which the Company competes are characterized by intense competition, rapid technological change, evolving industry standards, declining average selling prices and rapid product obsolescence. The Company's competitors include many large domestic and international companies that have greater access to foundry capacity, substantially greater financial, technical, marketing and other resources, broader product lines and longer standing relationships with customers than the Company. The Company's primary competitors include flash chip producers such as Advanced Micro Devices, Inc. ("AMD"), Hitachi Ltd. ("Hitachi"), Intel Corporation ("Intel"), Micron Technology, Inc. ("Micron"), Mitsubishi Electronic Corporation ("Mitsubishi"), Samsung Electronics Company Ltd. ("Samsung"), Sharp Electronics Corporation ("Sharp") and Toshiba Corporation ("Toshiba"), other companies using data storage techniques such as socket flash, linear flash and system flash components, as well as package assemblers such as LEXAR Technology, Inc. ("LEXAR"), M-Systems, Inc. ("M-Systems"), SIMPLE Technology Inc. ("SIMPLE"), SMART Modular Technologies, Inc. ("SMART Modular") and Viking Components, Inc. ("Viking") that combine controllers and flash memory chips developed by others into flash data storage cards. Hitachi, LEXAR, Mitsubishi and Micron have been certified by the CompactFlash Association ("CFA") to manufacture and sell their own brand of CompactFlash, and the Company believes that other manufacturers will also seek to enter the CompactFlash market in the future. Competing products promoting industry standards that are different from SanDisk's CompactFlash product have been announced, including Intel's Miniature Card, Toshiba's Solid-State Floppy Disk Card and Sony Corporation's recently introduced Memory Stick. A manufacturer of digital cameras that designs-in any one of these alternative competing standards will eliminate CompactFlash from use in its product, as each competing standard is mechanically and electronically incompatible with CompactFlash. In addition, in the third quarter of 1997, Intel announced a 64Mbit flash chip based on its multilevel cell flash. The Company's double density flash ("D2 flash") and Intel's multilevel cell flash are competing technological innovations that allow each flash memory cell to store two bits of information instead of the traditional single bit stored by the industry standard flash technology. In the fourth quarter of 1996, Iomega Corporation ("Iomega") announced plans to introduce n.hand, a miniaturized, mechanical, removable disk drive that may compete directly with SanDisk's flash card products.

  The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or alternative data storage solutions that may be less costly or provide additional features. Due to the high price sensitivity in the market for consumer products, aggressive price competition has been experienced for these applications. Such competition is expected to result in lower gross margins in the future, if the Company's average selling prices decrease faster than its costs and could result in lost sales.

   The Company has entered into patent cross-license agreements with Hitachi, Intel, Samsung, Sharp and Toshiba, pursuant to which each party may manufacture and sell products that incorporate technology covered by each party's patents related to flash memory devices. As the Company continues to license its patents to certain of its competitors, competition will increase. As a result of the above factors, the Company expects to face substantially more competition in the future than it has to date. Increased competition could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its ability to compete successfully depends on a number of factors, which include price and quality, product performance and availability, success in developing new applications for system flash technology, adequate foundry capacity, efficiency of production, timing of new product announcements or introductions by the Company, its customers and its competitors, the ability of the Company's competitors to incorporate their flash data storage systems into their customers' products, the number and nature of the Company's competitors in a given market, successful protection of intellectual property rights and general market and economic conditions. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition or results of operations.

  Declining Average Sales Prices. The Company has experienced, and expects to continue to experience, declining average sales prices for its products. The flash data storage markets in which the Company competes are characterized by increasing competition. Therefore, the Company expects to incur increasing pricing pressures from its customers in future periods, which could result in declining average sales prices for the Company's products. To offset declining average sales prices, the Company believes that it must continue to achieve manufacturing cost reductions as well as develop new products that incorporate advanced features and can be sold at higher average gross margins. If, however, the Company is unable to achieve such cost reductions, it may not be able to remain price competitive, resulting in lost sales, and the Company's gross margins could decline, each of which could have a material adverse effect on the Company's business, financial condition and results of operations.

  Customer Concentration. A limited number of customers have historically accounted for a substantial portion of the Company's revenues and the Company expects this trend to continue. The Company's 10 largest customers accounted for 55% and 71% of total revenues in the first nine months of 1997 and in 1996, respectively. Sales to the Company's customers are generally made pursuant to standard purchase orders rather than long-term contracts. The Company has also experienced significant changes in the composition of its major customer base from year to year and expects this variability to continue as certain customers increase or decrease their purchases of the Company's products as a result of fluctuations in market demand for such customers' products. Under a joint cooperation agreement signed in January 1993, Seagate has the option to market the Company's products beginning in 1999 and, if exercised, the Company will be required to coordinate sales with Seagate so that up to one-third of the Company's worldwide net revenues could be generated from sales of the Company's flash products through Seagate.

  Dependence on Third Party Foundries. All of the Company's products require silicon wafers, which are currently supplied by Matsushita in Japan and LG Semicon in Korea. The Company has also entered into a wafer supply agreement with NEC in Japan, pursuant to which the Company expects to receive initial wafer shipments in 1998. In the third quarter of 1997, the Company made an investment in USIC, a semiconductor manufacturing joint venture headed by UMC in Taiwan, which has a fabrication facility currently under construction. The Company is dependent on its foundries to allocate to the Company a portion of their foundry capacity sufficient to meet the Company's needs, to produce wafers of acceptable quality and with acceptable manufacturing yields and to deliver those wafers to the Company on a timely basis. On occasion, the Company has experienced difficulties in each of these areas. The loss or reduction of capacity from Matsushita or LG Semicon or the inability to qualify or receive the anticipated level of capacity from any of its manufacturing partners could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the NEC fabrication facility will commence shipments on schedule or that the USIC facility will be completed or will begin production as scheduled, or that the processes needed to fabricate wafers for the Company will be qualified at either facility. Moreover, there can be no assurance that any of the Company's suppliers will be able to maintain acceptable yields or deliver sufficient quantities of wafers on a timely basis.

  Under each of the Company's wafer supply agreements, the Company is obligated to provide a monthly rolling forecast of anticipated purchase orders. Except in limited circumstances and subject to acceptance by the foundries, the estimates for the first three months of each forecast constitute a binding commitment and the estimates for the remaining months may not increase or decrease by more than a certain percentage from the previous month's forecast. These restrictions limit the Company's ability to react to significant fluctuations in demand for its products. As a result, the Company has not been able to match its purchases of wafers to specific customer orders and therefore the Company has taken write downs for potential excess inventory purchased prior to the receipt of customer orders and may be required to do so in the future. These adjustments decrease gross margins in the quarter reported and have resulted, and could in the future result in fluctuations in gross margins on a quarter to quarter basis. To the extent the Company inaccurately forecasts the number of wafers required, it may have either a shortage or an excess supply of wafers, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, if the Company is unable to obtain scheduled quantities of wafers from any foundry with acceptable yields, the Company's business, financial condition and results of operations could be negatively impacted. See "--Fluctuations in Operating Results."

  Dependence on Sole Source Suppliers and Third Party Subcontractors. The Company purchases several critical components from single or sole source vendors for which alternative sources are not currently available. Even where alternative suppliers are available, a significant amount of time would be required to qualify an additional vendor in the case of certain of the Company's components. The Company does not maintain long-term supply agreements with any of these vendors. The inability to develop alternative sources for these single or sole source components or to obtain sufficient quantities of these components could result in delays or reductions in product shipments which could adversely affect the Company's business, financial condition and results of operations. For example, the Company relies on Motorola, Inc. ("Motorola") as the sole source of microcontrollers, which are critical components in the Company's products. The sole source risk associated with microcontrollers from Motorola is heightened during transitions from one generation of microcontrollers to the next, given the limited safety stock available during these transitions. In the event Motorola were to discontinue shipment of microcontrollers for any reason, the time to design and qualify an alternative source would be approximately nine to twelve months. The Company's reliance on Motorola as its sole source of microcontrollers exposes the Company to interruptions of supply that could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company uses third-party subcontractors to assemble the memory components for its products and from time to time uses other subcontractors to perform certain other assembly and test functions. The Company has no long term agreements with these subcontractors. With the significant increases in unit shipments in the last few quarters, the Company has from time to time experienced capacity constraints in the memory assembly area. As a result of this reliance on third party subcontractors for assembly of a portion of its products, the Company cannot directly control product delivery schedules, which can lead to product shortages or quality assurance problems that could increase manufacturing costs of the Company's products. Any problems associated with the delivery, quality or cost of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations.

  Risks Associated with Transitioning to New Processes and Products. Successive generations of the Company's products incorporate semiconductor devices with greater memory capacity per chip. In addition, the Company is continually involved in joint development with its foundries to produce semiconductor devices based upon smaller geometry manufacturing processes. Most of the Company's wafers are currently manufactured using 0.5 micron process technology. The Company has started limited production of 0.4 micron flash wafers at Matsushita and beginning in the first quarter of 1998 will increasingly depend on volume shipments of products manufactured using 0.4 micron process technology and associated microcontrollers. Accordingly, the Company is currently increasing its foundry orders for semiconductor devices manufactured with 0.4 micron process technology and decreasing its orders for semiconductor devices manufactured with 0.5 micron process technology. In connection with this transition, the Company is also in the process of integrating a new microcontroller with flash memory devices manufactured with
0.4 micron process technology. As is common with product transitions in the semiconductor industry, the Company is experiencing some delay qualifying these new products for sale to its customers. The Company has encountered and resolved similar issues during previous product transitions and believes it will complete this transition on a timely basis. However, there can be no assurance that the Company and its foundries will successfully complete the transition from 0.5 to 0.4 micron process technology without adversely impacting wafer yields or the effective cost per die, or that any of these foundries will be able to maintain acceptable yields or deliver sufficient quantities of wafers on a timely basis. Both the development of higher capacity semiconductor devices and the implementation of smaller geometry manufacturing processes are important determinants of the Company's ability to decrease the cost per megabyte of its flash data storage products. The utilization of semiconductor devices with greater memory capacity and the design and implementation of new semiconductor manufacturing processes can entail a number of problems, including lower yields associated with semiconductor device production, problems associated with design and manufacture of products to incorporate such devices, and production delays.
Any problems experienced by the Company in its current or future transitions to higher capacity memory devices or to new semiconductor manufacturing processes could have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, Matsushita and LG Semicon are shifting their production capacity from six inch wafers to eight inch wafers. Consequently, the Company is planning to shift to volume production of eight inch wafers and discontinue six inch wafer production at both facilities in 1998. There can be no assurance that the transitions from six inch to eight inch wafer production will be completed smoothly and without adversely impacting wafer yields or the effective cost per die, or that any of these suppliers will be able to maintain acceptable yields or deliver sufficient quantities of wafers on a timely basis.

  The Company has developed new products based on D2 flash technology, a new flash system designed to store two bits in each flash memory cell. The Company began low-volume shipments of its 64Mbit D2 flash products in the third quarter of 1997. The Company introduced its new 80Mbit D2 flash chip in November 1997 and expects to begin customer shipments of products utilizing this chip in the second quarter of 1998. The Company believes that D2 flash will be important to the Company's ability to increase the capacity and decrease the cost of certain of its products, maintain its competitive advantage, broaden its target markets and attract strategic partners. High density flash memory, such as D2 flash, is a complex technology requiring tight manufacturing controls and effective test screens. The shift to volume production for new flash products is particularly prone to problems which can impact both reliability and yields, thereby increasing manufacturing costs. There can be no assurance that reliable and cost effective D2 flash products can be manufactured in commercial volumes and with yields sufficient to result in a lower cost per megabyte. Furthermore, flash data storage products designed with 64Mbit and 80Mbit D2 flash are expected to initially exhibit approximately one-quarter of the write performance of the Company's existing products when writing data into memory, potentially limiting their use in certain applications.

  Manufacturing Yields. The fabrication of the Company's products is a complex and precise process requiring wafers that are produced in a highly controlled and clean environment. Semiconductor companies supplying the Company with wafers periodically have experienced problems in achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function both of design technology, which is developed by the Company, and process technology, which is typically proprietary to the foundry. Because low yields may result from errors in either design or process technology failures, yield problems may not be effectively determined or improved until an actual product exists that can be analyzed and tested to recognize process sensitivities in relation to the design rules that were used. As a result, yield problems may not be identified until the wafers are well into the production process. This risk is increased due to the fact that the Company receives its wafers from independent offshore foundries, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. There can be no assurance that the Company's foundries will achieve or maintain acceptable manufacturing yields in the future. The inability of the Company to achieve planned yields from its foundries could have a material adverse effect on the Company's business, financial condition and results of operations.

  Patents, Proprietary Rights and Related Litigation. The Company relies on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights. The Company has been notified in the past and the Company and its foundries may be notified in the future of claims that they may be infringing patents or other intellectual property rights owned by third parties. In the past the Company has been involved in significant disputes regarding its intellectual property rights and believes it may be involved in similar disputes in the future. There can be no assurance that in the future any patents held by the Company will not be invalidated, that patents will be issued for any of the Company's pending applications or that any claims allowed from existing or pending patents will be of sufficient scope or strength or be issued in the primary countries where the Company's products can be sold to provide meaningful protection or any commercial advantage to the Company. Additionally, competitors of the Company may be able to design around the Company's patents.

  To preserve its intellectual property rights, the Company believes it may be necessary to initiate litigation against one or more third parties, including but not limited to those the Company has already notified of possible patent infringement. In addition, one or more of these parties may bring suit against the Company. In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. Any litigation, whether as a plaintiff or as a defendant, would likely result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is ultimately determined in favor of the Company. In addition, the results of any litigation matter are inherently uncertain. For example, in 1995, the Company informed Samsung that the Company believed Samsung infringed certain of its patents. In response, Samsung filed a complaint accusing the Company of infringing two of its patents. The Company then filed a complaint against Samsung with the United States International Trade Commission (the "ITC") alleging that Samsung and its U.S. sales arm were importing and selling products that infringed two of the Company's patents. After a hearing on this matter, the ITC issued an order that both SanDisk patents were valid and that Samsung had infringed such patents, and prohibited the import, sale, marketing, distribution or advertising of Samsung's infringing flash memory circuits in the United States. In August 1997, the Company and Samsung entered into a settlement agreement resolving all aspects of this dispute, pursuant to which the parties agreed to cross-license certain patents and Samsung agreed to make license and royalty payments to the Company. While the Company believes it achieved a favorable result in this matter, the expense and diversion of management attention in connection with its resolution were substantial. In addition, the Company has notified several large flash suppliers that the Company believes certain of their existing or announced products infringe certain of the Company's patents.

  In the event the Company desires to incorporate third party technology into its products or is found to infringe on others' patents or intellectual property rights, the Company may be required to license such patents or intellectual property rights. The Company may also need to license some or all of its patent portfolio to be able to obtain cross-licenses to the patents of others. The Company currently has patent cross-license agreements with Hitachi, Intel, Samsung, Sharp and Toshiba. From time to time, the Company has also entered into discussions with other companies regarding potential cross-license agreements for the Company's patents. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. If the Company obtains licenses from third parties, it may be required to pay license fees or make royalty payments, which could have a material adverse effect on the Company's gross margins. The failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products or the use by the Company's foundries of processes requiring the technology, or to expend substantial resources redesigning its products to eliminate the infringement. There can be no assurance that the Company would be successful in redesigning its products or that such licenses would be available under reasonable terms. Furthermore, any such development or license negotiations could require substantial expenditures of time and other resources by the Company.

  As is common in the industry, the Company agrees to indemnify certain of its suppliers and customers for alleged patent infringement. The scope of such indemnity varies, but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. The Company may from time to time be engaged in litigation as a result of such indemnification obligations. Third party claims for patent infringement are excluded from coverage under the Company's insurance policies. There can be no assurance that any future obligation to indemnify the Company's customers or suppliers, will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Patents and Licenses."

  Risks Associated with International Operations. In 1996 and the first nine months of 1997, export sales accounted for approximately 55% of the Company's total revenues. All of the Company's wafers are, and for the foreseeable future will be, produced by foundries located outside the United States. Because the Company currently purchases the majority of its flash wafers in Japanese Yen at set prices, fluctuations in currencies could materially adversely affect the Company's business, financial condition and results of operations. Due to its reliance on export sales and its dependence on foundries outside the United States, the Company is subject to the risks of conducting business internationally, including foreign government regulation and general geopolitical risks such as political and economic instability, potential hostilities and changes in diplomatic and trade relationships. In addition, since most of the Company's international sales are denominated in U.S. dollars, the Company's products may be less competitive in countries with currencies declining in value against the dollar. Manufacturing and sales of the Company's products may also be materially adversely affected by factors such as unexpected changes in, or imposition of, regulatory requirements, tariffs, import and export restrictions and other barriers and restrictions, longer payment cycles, greater difficulty in accounts receivable collection, potentially adverse tax consequences, the burdens of complying with a variety of foreign laws and other factors beyond the Company's control. In addition, the laws of certain foreign countries in which the Company's products are or may be developed, manufactured or sold, including various countries in Asia, may not protect the Company's intellectual property rights to the same extent as do the laws of the United States and thus make piracy of the Company's products a more likely possibility. There can be no assurance that these factors will not have a material adverse effect on the Company's business, financial condition or results of operations.

  Management of Growth. The Company has recently experienced and may continue to experience rapid growth, which has placed, and could continue to place, a significant strain on the Company's limited personnel and other resources. To manage such growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate and manage its employees. In particular, the Company has recently experienced difficulty in hiring the engineering, sales and marketing personnel necessary to support the growth of the Company's business. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel or that the Company will be able to manage such growth effectively. The Company's ability to manage its growth will require a significant investment in and expansion of its existing internal information management systems to support increased manufacturing, accounting and other management related functions. The Company recently purchased a new management information system to replace its existing in-house information system, and the implementation of this new system will impact almost all phases of the Company's operations (i.e., planning, manufacturing, finance and accounting). This system is currently scheduled to become operational in the second half of 1998. There can be no assurance that the Company will not experience problems, delays or unanticipated additional costs in implementing the new management information system or in the use of its existing system that could have a material adverse effect on the Company's business, financial condition and results of operations, particularly in the period in which the new system is brought online. In addition, the Company recently brought in-house certain assembly operations that were previously performed by outside vendors. The Company has limited experience in performing these functions and there can be no assurance it will be able successfully integrate these operations into its manufacturing process. In addition, if the Company experiences problems with these in-house operations, it may be difficult to quickly substitute outside vendors.

The failure of the Company to successfully manage any of these issues would have a material adverse effect on the Company's business, financial condition and results of operations.

  Dependence on Key Personnel. The Company's success depends to a significant degree upon the continued contributions of members of its senior management and other key research and development, sales, marketing and operations personnel, including, in particular, Dr. Eli Harari, the Company's founder, President and Chief Executive Officer. The loss of any of such persons could have a material adverse effect on the Company's business, financial condition and results of operations. The Company does not have an employment agreement or non-competition agreement with any of its employees. See "Business-- Employees" and "Management."

  Volatility of Stock Price. There has been a history of significant volatility in the market prices of the Company's Common Stock on the Nasdaq National Market, and it is likely that the market price of the Company's Common Stock will continue to be subject to significant fluctuations. For example, in 1997, the Company's stock price has fluctuated from a low of $8 7/8 to a high of $39 5/8. The Company believes that future announcements concerning the Company, its competitors or its principal customers, including technological innovations, new product introductions, governmental regulations, litigation or changes in earnings estimated by analysts, may cause the market price of the Common Stock to fluctuate substantially in the future. Sales of substantial amounts of the Company's outstanding Common Stock in the public market could materially adversely affect the market price of the Common Stock. Further, in recent years the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies. These fluctuations as well as general economic, political and market conditions such as recessions or international currency fluctuations, may materially adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

  Year 2000 Compliance. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than three years, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists concerning the potential effects associated with such compliance. The Company is currently implementing a new management information system that is Year 2000 compliant. Any Year 2000 compliance problem of either the Company or its customers could result in a material adverse effect on the Company's business, operating results and financial condition.

  Shares Eligible For Future Sale; Registration Rights. Sales of substantial numbers of shares of Common Stock in the public market following this offering could materially adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have outstanding 25,720,573 shares of Common Stock, all of which will be freely tradeable in the public market, subject to limitations on sales of shares held by "affiliates" of the Company as defined in Rule 144 promulgated under the Securities Act. However, the executive officers, directors and certain other stockholders of the Company, who will together hold 8,629,814 of the outstanding shares upon completion of this offering, have agreed that for a period of 90 days from the date of this Prospectus and without the prior written consent of Morgan
Stanley & Co. Incorporated they will not (i) offer, pledge, sell, contract to sell, sell any option contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, other than an aggregate of 100,000 shares by all such executive officers and directors which shall include no more than 40,000 shares by any one person. The Company has also agreed, subject to certain exceptions, that without the prior written consent of Morgan Stanley & Co. Incorporated, it will not issue, offer, sell or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable for the Company's Common Stock for a period of 90 days after the date of this Prospectus. However, the Company may, without such consent, grant options or issue stock upon the exercise of outstanding stock options pursuant to the Company's stock option plans. In addition, Seagate and certain other stockholders who in the aggregate beneficially own 6,874,926 shares of Common Stock hold certain rights with respect to the registration for the offer or sale to the public of such shares. Upon completion of the offering, there will be outstanding options to purchase a total of approximately 3,029,617 shares of the Company's Common Stock under the Company's stock option plans.

  Effect of Anti-Takeover Provisions. The Company has taken a number of actions that could have the effect of discouraging a takeover attempt that might be beneficial to stockholders who wish to receive a premium for their shares from a potential bidder. The Company has adopted a Shareholder Rights Plan that would cause substantial dilution to a person who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Shareholder Rights Plan may therefore have the effect of delaying or preventing any change in control and deterring any prospective acquisition of the Company. In addition, the Company's Certificate of Incorporation grants the Board of Directors the authority to issue up to 4,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult or less attractive for a third party to acquire a majority of the outstanding voting stock of the Company. Such Preferred Stock may also have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. Furthermore, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law ("Section 203"), which prohibits the company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby are estimated to be approximately $79.4 million (approximately $91.4 million if the Underwriters' over-allotment option is exercised in full), at an assumed public offering price of $28 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

  The purpose of this offering is to obtain additional capital to fund the anticipated growth of the Company. The Company intends to use the net proceeds from this offering for general corporate purposes, including working capital, product development and capital expenditures. A portion of the net proceeds may also be used to procure additional wafer supply arrangements with foundry partners, to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. The Company has no current plans, agreements or commitments with respect to any such procurements, acquisitions or investments, and the Company is not currently engaged in any negotiations with respect to any such transactions. Pending such uses, the Company plans to invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company's existing bank line of credit agreement currently prohibits the payment of cash dividends on its capital stock without the bank's consent. The Company currently intends to retain its earnings, if any, for use in its business.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "SNDK" since November 8, 1995, the date of the Company's initial public offering. The following table sets forth, for the periods indicated, the high and low closing sale prices for the Common Stock as reported on the Nasdaq National Market:

                                                                  HIGH     LOW
                                                                 ------- -------
   Fiscal Year Ended December 31, 1995:
     Fourth Quarter (from November 8, 1995)..................... $28     $15
   Fiscal Year Ended December 29, 1996:
     First Quarter..............................................  21 1/2  12 1/2
     Second Quarter.............................................  16 3/4  11
     Third Quarter..............................................  16      10 1/8
     Fourth Quarter.............................................  15 1/2  11 1/4
   Fiscal Year Ending December 31, 1997:
     First Quarter..............................................  13 1/4   8 7/8
     Second Quarter.............................................  14 1/2   9 3/4
     Third Quarter..............................................  34 1/8  14 3/4
     Fourth Quarter (through November 4, 1997)..................  39 5/8  22 1/4

  On November 4, 1997, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $28 per share. At September 30, 1997, there were approximately 256 holders of record and over 400 beneficial holders of the Common Stock.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 30, 1997 (i) on an actual basis and (ii) as adjusted to reflect the receipt by the Company of the estimated net proceeds from the sale of the 3,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $28 and after deducting estimated underwriting discounts and commissions and estimated offering expenses:

                                                                SEPTEMBER 30,
                                                                    1997
                                                              -----------------
                                                                          AS
                                                               ACTUAL  ADJUSTED
                                                              -------- --------
                                                               (IN THOUSANDS,
                                                                EXCEPT SHARE
                                                                    DATA)
   Stockholders' equity:
     Common stock, $.001 par value; 40,000,000 shares
      authorized; 22,720,573 shares issued and outstanding
      actual; 25,720,573 shares issued and outstanding as
      adjusted(1)...........................................  $     23 $     26
     Preferred stock, $.001 par value; 4,000,000 shares
      authorized; none issued and outstanding...............       --       --
     Capital in excess of par value.........................    99,814  179,211
     Retained earnings......................................     2,189    2,189
                                                              -------- --------
     Total stockholders' equity.............................   102,026  181,426
                                                              -------- --------
       Total capitalization.................................  $102,026 $181,426
                                                              ======== ========

--------
(1) Excludes as of September 30, 1997: (i) 2,933,617 shares of Common Stock issuable upon exercise of stock options outstanding under the Company's 1995 Stock Option Plan; (ii) 96,000 shares of Common Stock issuable upon exercise of stock options outstanding under the Company's 1995 Non-employee Directors Stock Option Plan; (iii) warrants to purchase 106,363 shares of Common Stock; (iv) 2,680,801 shares available for future issuance under the Company's 1995 Stock Benefit Plan; (v) 665,186 shares available for future issuance under the Company's Employee Stock Purchase Plan; and (vi) 104,000 shares available for future issuance under the Company's 1995 Non-Employee Directors Stock Option Plan.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. The consolidated statements of operations data for each of the three years in the period ended December 31, 1996, and the consolidated balance sheets data at December 31, 1995 and 1996, are derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors, and included elsewhere herein. The consolidated statements of operations data for the years ended December 31, 1992 and 1993 and the consolidated balance sheets data at December 31, 1992, 1993 and 1994 are derived from audited financial statements not included herein. The consolidated statements of operations data for the nine month periods ended September 30, 1996 and 1997, and the consolidated balance sheets data at September 30, 1997 are derived from unaudited consolidated financial statements included elsewhere herein and include, in management's opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Operating results for the nine month period ended September 30, 1997 are not necessarily indicative of results to be expected for the year ending December 31, 1997 or any future period. The data presented below should be read in conjunction with the financial statements, related notes and other financial information included elsewhere herein and incorporated herein by reference.

                                                                         NINE MONTHS
                                                                            ENDED
                                  YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                          -------------------------------------------  ---------------
                           1992     1993     1994     1995     1996     1996    1997
                          -------  -------  -------  -------  -------  ------- -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Revenues:
 Product................  $22,359  $20,551  $35,378  $61,589  $89,599  $67,599 $72,335
 License and royalty....      --       --       --     1,250    8,000    3,750  12,600
                          -------  -------  -------  -------  -------  ------- -------
   Total revenues.......   22,359   20,551   35,378   62,839   97,599   71,349  84,935
Cost of revenues........   18,727   18,941   28,074   36,613   58,707   43,538  49,476
                          -------  -------  -------  -------  -------  ------- -------
 Gross profits..........    3,632    1,610    7,304   26,226   38,892   27,811  35,459
Operating expenses:
 Research and
  development...........    6,059    5,750    5,918    8,043   10,181    7,280   9,634
 Sales and marketing....    2,129    3,498    3,996    6,564    8,792    6,467   8,728
 General and
  administrative........    1,486    2,605    2,171    3,842    7,445    5,580   4,933
                          -------  -------  -------  -------  -------  ------- -------
   Total operating
    expenses............    9,674   11,853   12,085   18,449   26,418   19,327  23,295
                          -------  -------  -------  -------  -------  ------- -------
Operating income (loss).   (6,042) (10,243)  (4,781)   7,777   12,474    8,484  12,164
Interest and other
 income, net............      277      445      593    1,749    3,154    2,320   2,680
Interest expense........     (204)    (192)     (99)     (37)      (3)     --      --
                          -------  -------  -------  -------  -------  ------- -------
Income (loss) before
 taxes..................   (5,969)  (9,990)  (4,287)   9,489   15,625   10,804  14,844
Provision for income
 taxes..................      --       --       --       424    1,140      702   2,227
                          -------  -------  -------  -------  -------  ------- -------
Net income (loss).......  $(5,969) $(9,990) $(4,287) $ 9,065  $14,485  $10,102 $12,617
                          =======  =======  =======  =======  =======  ======= =======
Net income (loss) per
 share(1)...............                    $  (.23) $   .43  $   .60  $   .42 $   .51
                                            =======  =======  =======  ======= =======
Shares used in computing
 net income (loss) per
 share(1)...............                     18,872   20,856   24,206   24,204  24,492

                                           DECEMBER 31,
                             ----------------------------------------- SEPT. 30,
                              1992    1993    1994     1995     1996     1997
                             ------- ------- ------- -------- -------- ---------
                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS
 DATA:
Cash, cash equivalents and
 short-term investments....  $ 3,566 $21,886 $20,635 $ 68,395 $ 74,288 $ 60,323
Working capital............    5,527  25,266  20,971   68,002   77,029   48,022
Total assets...............   13,522  32,594  31,861   92,147  108,268  152,819
Long-term obligations......      957     621      93      --       --       --
Total stockholders' equity
 ..........................    7,814  27,862  23,672   72,381   87,810  102,026

--------
(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of the shares used in computing net income (loss) per share. Amounts are pro forma in 1994.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  In addition to the other information in this Prospectus and in the documents incorporated by reference herein, the following discussion should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus. This section, including in particular the second paragraph under the discussion of product revenues for the nine months ended September 30, 1996 and 1997, and the sections entitled "Risk Factors" and "Business" in this Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  The Company was founded in 1988 to develop and market flash data storage systems. The Company sells its products to the consumer electronics and industrial/communications markets. During the course of 1997, the percentage of the Company's product sales attributable to the consumer electronics market, particularly sales of CompactFlash for use in digital camera applications, has increased substantially. This increase in sales to the consumer market has resulted in a shift to lower capacity products, which typically have lower average selling prices and gross margins than higher capacity products. In addition, these products are frequently sold into the retail channel, which usually has shorter customer order lead-times than the other channels used by the Company, thereby decreasing the Company's ability to accurately forecast future production needs. Subject to market acceptance of its CompactFlash products, the Company believes these products will continue to represent a majority of the Company's sales as the popularity of consumer applications, including digital cameras, increases. The percentage of sales attributable to orders received and fulfilled in the same quarter has increased over time and, in response, the Company is continuing to work to shorten its manufacturing cycle times.

  The Company's operating results are affected by a number of factors including the volume of product sales, the timing of significant orders, competitive pricing pressures, the ability of the Company to match supply with demand, changes in product and customer mix, market acceptance of new or enhanced versions of the Company's products, changes in the channels through which the Company's products are distributed, timing of new product announcements and introductions by the Company and its competitors, the timing of license and royalty revenue, fluctuations in product costs, availability of foundry capacity, variations in manufacturing cycle times, fluctuations in manufacturing yields and manufacturing utilization, increased research and development expenses, exchange rate fluctuations and changes in the Company's effective tax rate. In addition, as the proportion of the Company's products sold for use in consumer electronics applications increases, the Company's revenues may become subject to seasonal declines in the first quarter of each year. See "Risk Factors--Fluctuations in Operating Results" and "-- Seasonality."

  Beginning in late 1995, the Company adopted a strategy of licensing its flash technology, including its patent portfolio, to selected third party manufacturers of flash products. To date, the Company has entered into patent cross-license agreements with five major companies, and it intends to pursue opportunities to enter into additional licenses. The Company's current license agreements provide for the payment of license fees, royalties, or a combination thereof, to the Company. The timing and amount of these payments can vary substantially from quarter to quarter, depending on the terms of each agreement and, in some cases, the timing of sales of products by the other parties. As a result, license and royalty revenues have fluctuated significantly in the past and are likely to continue to fluctuate in the future. Given the relatively high gross margins associated with license and royalty revenues, gross margins and net income are likely to fluctuate more with changes in license and royalty revenues than with changes in product revenues.

  SanDisk markets its products using a direct sales organization, distributors, manufacturers' representatives, private label partners, OEMs and retailers. The Company expects that sales through the retail channel will comprise an increasing share of total revenues in the future, and that a substantial portion of its sales into the retail channel will be made to participants that will have the right to return unsold products. The Company does not expect to recognize revenues from these sales until the products are sold to the end customers. See "Business--Sales and Distribution."

  Historically, a majority of the Company's sales have been to a limited number of customers. Sales to the Company's top 10 customers accounted for approximately 55%, 71% and 80%, respectively, of the Company's total revenues for the nine months ended September 30, 1997, 1996 and for 1995. The Company expects that sales of its products to a limited number of customers will continue to account for a substantial portion of its total revenues for the foreseeable future. The Company has also experienced significant changes in the composition of its customer base from year to year and expects this pattern to continue as market demand for such customers' products fluctuates. For example, during the fourth quarter of 1996, the volume of large OEM orders decreased due to the timing of customers' product introductions. The loss of, or significant reduction in purchases by, major customers, could have a material adverse effect on the Company's business, financial condition and results of operations. The majority of the Company's sales in 1996 were of FlashDisk cards. However, during the first nine months of 1997, the largest portion of the Company's sales were of CompactFlash products. See "Risk Factors--Customer Concentration" and "Business--Sales and Distribution."

  Due to the emerging nature of the Company's markets and certain planned product transitions, the Company has had difficulty forecasting future inventory levels required to meet customer demand. As a result of both contractual obligations and manufacturing cycle time, the Company has been required to order wafers from its foundries several months in advance of the ultimate shipment of its products. Under the Company's wafer supply agreements, there are limits on the number of wafers the Company can order and the Company's ability to change that quantity is restricted. Accordingly, the Company's ability to react to significant fluctuations in demand for its products is limited. As a result, the Company has not been able to match its purchases of wafers to specific customer orders and therefore the Company has taken write downs for potential excess inventory purchased prior to the receipt of customer orders. These adjustments decrease gross margins in the quarter reported and have resulted, and could in the future result, in fluctuations in gross margins on a quarter to quarter basis. See "Risk Factors--Fluctuations in Operating Results."

  Export sales are an important part of the Company's business, constituting 55% of the Company's total revenues in 1996 and in the nine months ended September 30, 1997. While most of the Company's sales are denominated in U.S. Dollars, the Company invoices certain Japanese customers in Japanese Yen and is subject to exchange rate fluctuations on these transactions. To date, a significant portion of the Company's purchases of wafers, which constitute a significant part of its cost of goods sold, have been denominated in Japanese Yen. While this percentage has been decreasing, exchange rate fluctuations can affect the Company's business, financial condition and results of operations.

  For the foreseeable future, the Company expects to realize a significant portion of its revenues from recently introduced and new products. Typically new products initially have lower gross margins than more mature products because the manufacturing yields are lower at the start of manufacturing each successive product generation. In addition, manufacturing yields are generally lower at the start of manufacturing any product at a new foundry, such as NEC and USIC. To remain competitive, the Company is focusing on a number of programs to lower its manufacturing costs. These include transitioning from single to double density flash designs, from 0.5 to 0.4 micron manufacturing processes, and from six inch to eight inch wafers. These transitions are expected to occur over the next several quarters. As a result of these factors, the Company expects that product gross margins may decline in the near term from the level experienced in the quarter ended September 30, 1997, and product gross margins are expected to be subject to fluctuation for the foreseeable future. Moreover, there can be no assurance that such devices or processes will be successfully developed by the Company or that development of such processes will lower manufacturing costs. In addition, the Company anticipates that price competition will increase in the future, which will likely result in decreased average selling prices and lower gross margins. See "Risk Factors--Manufacturing Yields" and "--Declining Average Sales Prices."

RESULTS OF OPERATIONS

  The following table sets forth, as a percentage of revenues, consolidated statement of operations data for the periods indicated:

                                                                   NINE MONTHS
                                                                      ENDED
                                                YEARS ENDED         SEPTEMBER
                                               DECEMBER 31,            30,
                                             --------------------  ------------
                                             1994    1995   1996   1996   1997
                                             -----   -----  -----  -----  -----
Revenues:
  Product................................... 100.0%   98.0%  91.8%  94.7%  85.2%
  License and royalty.......................   --      2.0    8.2    5.3   14.8
                                             -----   -----  -----  -----  -----
Total revenues.............................. 100.0   100.0  100.0  100.0  100.0
Cost of revenues............................  79.4    58.3   60.2   61.0   58.3
                                             -----   -----  -----  -----  -----
Gross profits...............................  20.6    41.7   39.8   39.0   41.7
Operating expenses:
  Research and development..................  16.7    12.8   10.4   10.2   11.4
  Sales and marketing.......................  11.3    10.4    9.0    9.1   10.2
  General and administrative................   6.1     6.1    7.6    7.8    5.8
                                             -----   -----  -----  -----  -----
    Total operating expenses................  34.1    29.3   27.0   27.1   27.4
                                             -----   -----  -----  -----  -----
Operating income (loss)..................... (13.5)   12.4   12.8   11.9   14.3
Interest and other income, net..............   1.7     2.7    3.2    3.3    3.2
Interest expense............................   (.3)    (.0)   (.0)   --     --
                                             -----   -----  -----  -----  -----
Income (loss) before taxes.................. (12.1)   15.1   16.0   15.2   17.5
Provision for income taxes..................   --       .7    1.2    1.0    2.6
                                             -----   -----  -----  -----  -----
Net income (loss)........................... (12.1)%  14.4%  14.8%  14.2%  14.9%
                                             =====   =====  =====  =====  =====

 NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997

  Product Revenues. SanDisk's product revenues were $72.3 million for the first nine months of 1997, up $4.7 million or 7% from the same period in 1996. During the first nine months of 1997, units shipped increased 149% as compared to the same period in 1996. The largest increase came from sales of CompactFlash products, primarily for use in digital cameras and other consumer electronics applications. In the second and third quarters of 1997, sales of CompactFlash products exceeded sales of PCMCIA flash cards. In the first nine months of 1997, CompactFlash products represented approximately 74% of all units shipped and 47% of product revenues. This shift in product mix from PCMCIA flash cards to CompactFlash cards, which have lower capacities, contributed to a decline in average selling prices of 57% in the first nine months of 1997 compared to the same period last year. The Company anticipates that lower capacity products will continue to represent a significant portion of its sales as consumer applications such as digital cameras become more popular. Sales of these lower capacity products generally have lower average selling prices and gross margins than higher capacity products. The mix of products sold varies from quarter to quarter and may vary in the future, affecting the Company's overall average selling prices and gross margins.

  Orders for the Company's products increased during the third quarter of 1997 as consumer electronics OEM customers increased their inventory of CompactFlash products in preparation for the upcoming holiday season and their new product introductions. Although the Company has limited visibility as to customer orders, the Company expects product revenues in the fourth quarter of 1997 to be flat, or possibly up slightly relative to the third quarter of 1997. Due to a number of factors described herein and in "Risk Factors," the Company's ability to adjust its operating expenses is limited in the short term. As a result, if product revenues are lower than anticipated, the Company's results of operations will be adversely affected. The outlook for product revenues for the first quarter of 1998 is also uncertain due to the unpredictable demand in the new and emerging markets for the Company's products and the anticipated seasonality of the consumer electronics markets. See "Risk Factors--Fluctuations in Operating Results" and "--Seasonality."

  License and Royalty Revenues. The Company currently earns patent license fees and royalties under five cross-license agreements, of which agreements with Hitachi, Toshiba and Samsung were entered into in the third quarter of 1997. SanDisk also has cross-license agreements with Intel and Sharp. License and royalty revenue from patent cross-license agreements was $12.6 million for the first nine months of 1997, up $8.8 million from $3.8 million in the comparable period of 1996. Revenues from licenses and royalties increased to 15% of total revenues in the first nine months of 1997 from 5% in the comparable period of 1996.

  Gross Profits. In the first nine months of 1997, gross profits increased to $35.5 million or 42% of total revenues from $27.8 million or 39% of total revenues for the same period in 1996. The growth in overall gross profits resulted from an increase in license and royalty revenues, which was partially offset by a decline in gross profit from product sales. Product gross profits declined as a percentage of product revenues to 32% for the first nine months of 1997 compared to 36% for the same period in 1996. This decline was primarily due to the shift in product mix to lower capacity CompactFlash products that have lower average selling prices and gross margins. This decline in gross margins was partially offset by the Company's shift to more in-house assembly and test. The Company anticipates that lower capacity products will continue to represent a significant portion of its sales as consumer applications such as digital cameras become more popular. The Company expects product gross margins may decrease slightly in the fourth quarter of 1997 due to anticipated increased competition.

  Research and Development. Research and development expenses consist principally of salaries and payroll related expenses for design and development engineers, prototype supplies and contract services. Research and development expenses increased $2.4 million or 32% to $9.6 million for the first nine months of 1997 from $7.3 million for the same period in 1996. Research and development expenses represented 11% of total revenues for the first nine months of 1997 compared to 10% for the same period in 1996. The increase in research and development expenses was primarily due to an increase in salaries and payroll-related expenses associated with additional personnel. Increased depreciation due to capital equipment additions and higher project related expenses also contributed to the growth in research and development expenses. The Company expects research and development expenses to continue to increase in absolute dollars to support the development of new generations of flash data storage products and the addition of new foundries to manufacture the Company's products.

  Sales and Marketing. Sales and marketing expenses include salaries, sales commissions, benefits and travel expenses for the Company's sales, marketing, customer service and applications engineering personnel. These expenses also include other selling and marketing expenses, such as independent manufacturer's representative commissions, advertising and tradeshow expenses. Sales and marketing expenses increased $2.3 million or 35% to $8.7 million for the first nine months of 1997 from $6.5 million for the same period in 1996. Sales and marketing expenses represented 10% of total revenues for the first nine months of 1997 compared to 9% for the same period in 1996. The increase in sales and marketing expenses was primarily due to an increase in salaries and payroll related expenses associated with additional personnel. Higher marketing, travel and selling expenses also contributed to this increase. The Company expects sales and marketing expenses to increase in absolute dollars as sales of its products grow and as it develops the retail channel for its products.

  General and Administrative. General and administrative expenses include the cost of the Company's finance, information systems, human resources, shareholder relations, legal and administrative functions. General and administrative expenses decreased $0.6 million or 12% to $4.9 million in the first nine months of 1997 from $5.6 million for the same period of 1996. General and administrative expenses represented 6% of revenues in the first nine months of 1997 compared to 8% for the same period of 1996. This decrease was primarily due to a reduction in legal fees. The first nine months of 1996 included significant legal fees related to the Samsung litigation. The decrease in legal fees was partially offset by increased salaries and payroll-related expenses associated with increased personnel, increased allowance for doubtful accounts and higher consulting expenses related to the implementation of the Company's new management information system. The Company expects general and administrative expenses to increase in absolute dollars as the general and administrative functions grow to support the overall growth of the Company. General and administrative expenses could also increase substantially in the future if the Company pursues litigation to defend its patent portfolio. See "Risk Factors--Patents, Proprietary Rights and Related Litigation."

  Interest and Other Income, Net. Interest and other income, net, increased $360,000 for the nine months ended September 30, 1997 compared to the same period in 1996. This was primarily due to higher interest rates on short term investments.

  Provision for Income Taxes. The Company recorded a provision for income taxes at a 15% effective tax rate for the first nine months of 1997 compared to a 6.5% effective tax rate for the same period of 1996. The effective tax rate for the first nine months of 1997 is substantially below the federal statutory rate due to the utilization of federal and state tax credit carryforwards, foreign sales corporation tax benefits and a reduction in the deferred tax asset valuation allowance. The Company's 1997 effective tax rate is substantially higher than its 1996 rate due to the utilization of all federal net operating loss carryforwards in 1996.

  Due to increased license and royalty revenues and growth in the Company's net income in 1997, the Company anticipates that it will utilize the remainder of its tax credit carryforwards in the current fiscal year. The Company's effective tax rate is expected to increase significantly in 1998 and is expected to approach the statutory tax rate.

 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

  Product Revenues. SanDisk's product revenues grew 45% in 1996 to $89.6 million from $61.6 million in 1995. The increase of $28.0 million consisted of a 126% increase in units shipped offset by a 36% decline in average selling prices. The increase in product revenues in 1996 was due to increased sales of the Company's Chipset, CompactFlash and FlashDisk products. Fiscal year 1995 product revenues of $61.6 million were 74% higher than 1994 due to increased sales of FlashDisk products.

  License and Royalty Revenues. License and royalty revenues from patent cross-license agreements were $8.0 million in 1996 up from $1.3 million in 1995. Revenues from patent licenses and royalties increased to 8% of total revenues in 1996, up from 2% in 1995. In December 1996, the Company entered into a patent cross-license agreement with Sharp. The Company also entered into a patent cross-license agreement with Intel in October 1995.

  Gross Profits. In fiscal 1996, gross profits increased to $38.9 million or 39.8% of total revenues from $26.2 million or 41.7% of total revenues in 1995, and $7.3 million or 20.6% of total revenues in 1994. SanDisk completed its transition from 16Mbit to 32Mbit technology in the third quarter of 1996. For the year ended December 31, 1996, 32Mbit products represented 70% of the Company's units shipped up from 6% in the prior year. Product gross margins declined in 1996 to 34.5% of product revenues from 40.6% in 1995 due to the shift in product mix to lower capacity products where average selling prices declined faster than product costs. Revenues from patent cross-license royalties partially offset the lower product gross margins in 1996.

  Research and Development. Research and development expenses increased to $10.2 million in 1996 from $8.0 million in 1995 and $5.9 million in 1994. As a percentage of total revenues, research and development costs represented 10.4% in 1996, 12.8% in 1995, and 16.7% in 1994. Research and development expenses increased in 1996 and 1995 primarily due to salary and benefit costs associated with additional personnel. In 1996, increased depreciation due to capital equipment additions during the year and higher contract service expenses also contributed to the increase in research and development expenses. In 1995, increased patent application related expenses and higher prototype supply expenses contributed to the increase.

  Sales and Marketing. Sales and marketing expenses increased to $8.8 million in 1996 from $6.6 million in 1995 and $4.0 million in 1994. The growth in sales and marketing expenses in both 1996 and 1995 was primarily due to higher payroll and benefit related expenses associated with increased headcount levels, higher outside sales commissions and increased travel expenses. Increased public relations expenses also contributed to the increase in 1995. As a percentage of total revenues, sales and marketing expenses represented 9.0% in 1996, 10.4% in 1995, and 11.3% in 1994.

  General and Administrative. General and administrative expenses increased to $7.4 million in 1996 from $3.8 million in 1995 and $2.2 million in 1994. As a percentage of total revenues, general and administrative expenses increased to 7.6% of total revenues from 6.1% in 1995 and 1994. The increase in general and administrative expenses in 1996 and 1995 was primarily due to an increase in professional and legal fees associated with the defense of the Company's patents and salary and benefit costs associated with additional personnel. The Company spent approximately $3.0 million on patent related litigation in 1996. A substantial portion of these expenses were related to the Samsung litigation. See Note 4 of Notes to Consolidated Financial Statements.

  Interest and Other Income, Net. Interest and other income was $3.2 million in 1996, $1.7 million in 1995, and $593,000 in 1994. The increase in interest and other income since 1994 was due to increased cash and investment balances and higher interest rates.

  Interest Expense. Interest expense of $3,000 in 1996, $37,000 in 1995, and $99,000 in 1994 was related to capital equipment leases which expired at various times during 1995 and 1996. The Company had no outstanding capital leases at December 31, 1996.

  Provision for Income Taxes. The Company's 1996 and 1995 effective income tax rates were approximately 7.3% and 4.5%, respectively. The 1996 effective tax rate is higher than the 1995 rate primarily due to increased foreign withholding taxes. The effective tax rate is substantially below the federal statutory rate due to the utilization of federal and state net operating loss and tax credit carryforwards. The Company had no tax provision in 1994 due to operating losses incurred.

 QUARTERLY RESULTS

  The following tables set forth certain unaudited quarterly consolidated statements of operations data, both in absolute dollars and as a percentage of total revenues, for each of the seven quarters in the period ended September 30, 1997. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results. This data should be read in conjunction with the audited consolidated financial statements of the Company and related notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors--Fluctuations in Operating Results."

                                                    QUARTER ENDED
                           ---------------------------------------------------------------------
                           MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30,
                             1996      1996      1996      1996      1997      1997      1997
                           --------  --------  --------- --------  --------  --------  ---------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
 CONSOLIDATED STATEMENTS
  OF OPERATIONS DATA:
 Revenues:
  Product................  $19,489   $23,312    $24,798  $22,000   $18,194   $23,922    $30,219
  License and royalty....    1,250     1,250      1,250    4,250     3,250     3,425      5,925
                           -------   -------    -------  -------   -------   -------    -------
    Total revenues.......   20,739    24,562     26,048   26,250    21,444    27,347     36,144
 Cost of revenues........   12,722    15,057     15,759   15,169    12,965    16,375     20,135
                           -------   -------    -------  -------   -------   -------    -------
 Gross profits...........    8,017     9,505     10,289   11,081     8,479    10,972     16,009
 Operating expenses:
  Research and
   development...........    2,145     2,400      2,735    2,901     3,001     3,083      3,550
  Sales and marketing....    2,010     2,296      2,161    2,325     2,561     2,971      3,197
  General and
   administrative........    1,364     1,937      2,279    1,865     1,377     1,527      2,029
                           -------   -------    -------  -------   -------   -------    -------
    Total operating
     expenses............    5,519     6,633      7,175    7,091     6,939     7,581      8,776
                           -------   -------    -------  -------   -------   -------    -------
 Operating income........    2,498     2,872      3,114    3,990     1,540     3,391      7,233
 Interest and other
  income (expense), net..      753       771        799      831       955       954        771
 Interest expense........       (2)       (1)       --       --        --        --         --
                           -------   -------    -------  -------   -------   -------    -------
 Income before taxes.....    3,249     3,642      3,913    4,821     2,495     4,345      8,004
 Provision for income
  taxes..................      195       237        270      438       370       655      1,202
                           -------   -------    -------  -------   -------   -------    -------
 Net income..............  $ 3,054   $ 3,405    $ 3,643  $ 4,383   $ 2,125   $ 3,690    $ 6,802
                           =======   =======    =======  =======   =======   =======    =======
 Net income per share....  $   .13   $   .14    $   .15  $   .18   $   .09   $   .15    $   .27
                           =======   =======    =======  =======   =======   =======    =======
 Shares used in computing
  net income per share...   24,203    24,141     24,268   24,211    24,107    24,414     24,957
 AS A PERCENTAGE OF TOTAL
  REVENUES:
 Revenues:
  Product................     94.0%     94.9%      95.2%    83.8%     84.8%     87.5%      83.6%
  License and royalty....      6.0       5.1        4.8     16.2      15.2      12.5       16.4
                           -------   -------    -------  -------   -------   -------    -------
    Total revenues.......    100.0     100.0      100.0    100.0     100.0     100.0      100.0
 Cost of revenues:.......     61.3      61.3       60.5     57.8      60.5      59.9       55.7
                           -------   -------    -------  -------   -------   -------    -------
 Gross profits...........     38.7      38.7       39.5     42.2      39.5      40.1       44.3
 Operating expenses:
  Research and
   development...........     10.3       9.8       10.5     11.0      14.0      11.2        9.8
  Sales and marketing....      9.7       9.3        8.3      8.9      12.0      10.9        8.8
  General and
   administrative........      6.6       7.9        8.7      7.1       6.4       5.6        5.6
                           -------   -------    -------  -------   -------   -------    -------
    Total operating
     expenses............     26.6      27.0       27.5     27.0      32.4      27.7       24.3
                           -------   -------    -------  -------   -------   -------    -------
 Operating income........     12.1      11.7       12.0     15.2       7.1      12.4       20.0
 Interest and other
  income (expense), net..      3.5       3.2        3.0      3.2       4.5       3.5        2.1
 Interest expense........      (.0)      (.0)       --       --        --        --         --
                           -------   -------    -------  -------   -------   -------    -------
 Income before taxes.....     15.6      14.9       15.0     18.4      11.6      15.9       22.1
 Provision for income
  taxes..................      0.9       1.0        1.0      1.7       1.7       2.4        3.3
                           -------   -------    -------  -------   -------   -------    -------
 Net income..............     14.7%     13.9%      14.0%    16.7%      9.9%     13.5%      18.8%
                           =======   =======    =======  =======   =======   =======    =======

  The Company's revenues and operating results are subject to quarterly and annual fluctuations due to a variety of factors. The mix of products sold varies from quarter to quarter and may vary in the future affecting the Company's overall average selling prices and gross margins. Beginning in the quarter ended December 31, 1996, the Company experienced a shift in product mix to lower capacity CompactFlash products. Because of their low capacities, CompactFlash products have lower average selling prices and gross margins than the Company's higher capacity Type II PCMCIA cards. This shift caused average selling prices to decline 23% during the fourth quarter of 1996 from the third quarter of 1996. In addition, the volume of large OEM orders during the fourth quarter of 1996 decreased due to the timing of customers' product introductions. In the first quarter of 1997, sales to Japan decreased due to seasonal factors relating to the Japanese fiscal year, a strong dollar and increased competition. As a result of the foregoing factors, product revenues declined quarter on quarter, 11% in the fourth quarter of 1996 and 17% in the first quarter of 1997, despite increases in unit shipments for each quarter. Revenues from CompactFlash products grew significantly in the quarters ended June 30, and September 30, 1997, exceeding revenues from Type II PCMCIA cards for the first time.

  License and royalty revenues increased substantially in the fourth quarter of 1996 and the third quarter of 1997, due to the recognition of initial license and royalty revenues from Sharp, and Hitachi, Toshiba and Samsung, respectively.

  General and administrative expenses were particularly high as a percentage of total revenues during the second, third and fourth quarters of 1996 due in part to legal and other expenses associated with the Samsung litigation.

LIQUIDITY AND CAPITAL RESOURCES

  As of September 30, 1997, the Company had working capital of $48.0 million, which included $18.3 million in cash and cash equivalents and $42.0 million in short-term investments. The Company has a line of credit facility with a commercial bank under which it can borrow up to $10.0 million at the bank's prime rate. This line of credit facility expires in July 1998. As of September 30, 1997, the Company had $7.2 million committed under the line of credit facility for standby letters of credit. The facility contains covenants that require the Company to maintain certain financial ratios and levels of net worth, and prohibits the payment of cash dividends to stockholders. At September 30, 1997, the Company was not in compliance with the quick ratio covenant due to the increase in deferred revenue. Following the end of the quarter, the financial covenant was retroactively amended by the bank and the Company is currently in compliance with all financial covenants as amended.

  Operating activities provided $30.5 million of cash during the first nine months of 1997. In addition to net income, sources of cash included increased deferred revenue of $26.3 million, primarily from the receipt of funds under license and royalty agreements, and an increase in current liabilities of approximately $4.0 million. These were partially offset by increases in accounts receivable, inventory, and prepaid expenses and other assets totaling $15.3 million. Investing activities used $33.1 million of cash in the first nine months of 1997. Investing activities for the period included a $40.2 investment in the USIC foundry joint venture and $5.8 million of capital equipment purchases, which were partially offset by net proceeds from investment activity of $13.0 million.

  Depending on the demand for the Company's products, the Company may decide to make investments, which could be substantial, in assembly and test manufacturing equipment to support its business in the future. Management believes the existing cash and cash equivalents, short-term investments and available line of credit will be sufficient to meet the Company's currently anticipated working capital and capital expenditure requirements for the next 12 months.

IMPACT OF CURRENCY EXCHANGE RATES

  The Company currently purchases wafers from Matsushita under purchase contracts denominated in Japanese Yen. A portion of the Company's revenues are also denominated in Japanese Yen. Foreign exchange exposures arising from the Company's Japanese Yen denominated commitments and related accounts payable are offset to the extent the Company has Japanese yen denominated accounts receivable and cash balances. To the extent such foreign exchange exposures are not offset, the Company enters into foreign exchange forward contracts to hedge against changes in foreign currency exchange rates. At September 30, 1997, there were no forward contracts outstanding. Future exchange rate fluctuations could have a material adverse effect on the Company's business, financial condition and results of operations.

                                   BUSINESS

  SanDisk designs, develops and markets flash memory data storage products used in a wide variety of electronic systems. The Company has optimized its flash memory storage solution, known as "system flash," to address the needs of many emerging applications in the consumer electronics and industrial/communications markets. Since its inception, the Company has been actively involved in all aspects of flash memory process development, chip design, controller development and system-level integration to ensure the creation of fully-integrated, broadly interoperable products that are compatible with both existing and new system platforms. The Company believes its core technical competencies are in high-density flash memory process and design, controller design, system-level integration, compact packaging and low-cost system test. The Company's products include removable CompactFlash products and FlashDisk cards, and embedded FlashDrives and Flash ChipSet products. SanDisk has successfully applied its technology to the rapidly growing markets for digital cameras and other consumer electronics devices such as PDAs. The Company was instrumental in developing the PCMCIA format and the CompactFlash format, which the Company believes is becoming the de facto industry standard storage platform for digital cameras. The Company's customers include Boeing, Canon, Casio, Kodak, Epson Hanbai, Fujitsu, Hewlett-Packard, Kyocera, Lucent, MEI, NEC USA, Norand, Pentax, Psion and Telxon.

INDUSTRY BACKGROUND

  The traditional data storage market encompasses several types of memory and storage devices designed primarily for specific components of computer systems. Dynamic random access memory ("DRAM") provides main system memory; static random access memory ("SRAM") provides specialized and high speed memory; hard disk drives provide high capacity data storage; and floppy disk drives permit low capacity removable data storage. In recent years, digital computing and processing have expanded beyond the boundaries of desktop computer systems to include a broader array of electronic systems. These new devices include digital cameras, personal digital assistants, highly portable computers, digital audio recorders, wireless base stations, network computers, communication switches, cellular telephones, mobile communication systems, handheld data collection terminals, medical monitors, pay telephones and other electronic systems. These emerging applications have storage requirements that are not well addressed by traditional storage solutions. These requirements include small form factor size, high reliability, low power consumption and the capability to withstand high levels of shock and vibration and extreme temperature fluctuations. Because storage products based on flash semiconductor technology meet those requirements, these devices and systems represent new market opportunities for flash storage systems.

  In the late 1980s, a new memory technology, known as flash memory, was developed as an extension of ultraviolet erasable programmable read-only memory ("EPROM"). Flash memory is non-volatile, unlike DRAM and SRAM, requiring no power to retain data and is electrically reprogrammable, unlike EPROM. Flash memory has the potential to satisfy the requirements for a variety of data storage applications although the most common types of flash memory, "socket flash" and "linear flash," are not well suited for many purposes.

  Socket flash is being used as a replacement for EPROMs in applications such as embedded firmware or microcode storage in computer systems. Typical chip densities for socket flash range from 1Mbit to 16Mbit. Socket flash is well suited for read often/write infrequently applications, as the erase times are relatively slow (typically one second per block or sector). In addition, socket flash has not been optimized for defect management. With frequent erase/write operations, bits in flash storage media deteriorate over time. As a result, the longevity and durability of socket flash chips in frequent erase/write applications is limited. Also, socket flash chips, because they are optimized for fast read access rather than low cost, are relatively large and expensive memory chips.

  More recently, technology known as linear flash has been developed that permits socket flash chips to be used in data storage applications with the use of separate flash file system software. While linear flash cards provide a low-cost mass storage solution, they provide limited built-in intelligence, and rely instead on the host microprocessor and the specialized software to manage the socket flash chips as a mass data storage device. This limits the portability of linear flash cards between different systems, as well as their ability to be upgraded for use in future generation products. A linear flash card used for data storage in one system may not be usable in other systems because of potential incompatibilities in the host processors as well as the operating system software used in the two systems. Furthermore, because of differences in the socket flash of various suppliers, linear flash cards from one manufacturer may not function properly with flash file system software designed for linear flash cards from other manufacturers.

  Customers in the consumer electronics and industrial/communications markets are seeking data storage solutions that satisfy requirements such as small form factor, high reliability, low power consumption and the capability to withstand high levels of shock and vibration and extreme temperature fluctuations, which are not well addressed by traditional storage solutions such as hard disk drives and DRAM or by linear flash cards based on socket flash memory chips.

THE SANDISK SOLUTION

  The Company has optimized its flash memory storage solution known as "system flash," to address the needs of many emerging applications in the consumer electronics and industrial/communications markets. Since its inception, the Company has been actively involved in all aspects of flash memory process development, chip design, controller development and system-level integration to ensure the creation of fully-integrated, broadly interoperable products that are compatible with both existing and new system platforms. The Company believes its core technical competencies are in high-density flash memory process and design, controller design, system-level integration, compact packaging and low-cost system test. To achieve compatibility among various electronic platforms regardless of the host processor or operating system used, the Company has developed new capabilities in flash memory chip design, created a new intelligent controller and developed an architecture that can leverage advances in flash memory process technology to ensure a scaleable, high-yielding, cost-effective and highly reliable manufacturing process. The Company believes that these technical competencies and the Company's system design approach have enabled it to introduce flash data storage products that are better suited for its target markets than linear flash cards based on socket flash chips.

  The Company believes its products offer the following benefits:

    Small form factor. SanDisk believes that its products are among the smallest removable mass storage systems. The Company's FlashDisk cards are small and lightweight with a length of 85.6 mm, width of 54.0 mm, thickness of 5.0 mm (PCMCIA Type II) or 10.5 mm (PCMCIA Type III) and weight of less than 2.0 ounces. The Company's CompactFlash products weigh about one-half ounce and are approximately the size of a matchbook (36.4 mm x 42.8 mm x
  3.3 mm).

    Non-volatility. SanDisk products store information in non-volatile memory cells that do not require power to retain information.

    High degree of ruggedness. SanDisk's devices are among the most rugged in the storage industry with an operating shock rating of 2,000 Gs for CompactFlash and 1,000 Gs for all other products (equivalent to being able to withstand ten foot and eight foot drops onto concrete, respectively). The Company's products are also designed to tolerate extreme temperatures and humidity.

    Low power consumption. During read/write operations, SanDisk's products use substantially less than the power demanded by the 1.8 inch and 2.5 inch rotating disk drives found in many portable computers. At all other times during system operation, the Company's products require virtually no power. Depending upon the end product making use of the Company's flash data storage, this can translate into significantly more time between battery replacements.

    High reliability. SanDisk's products utilize sophisticated error detection and correction algorithms and dynamic defect management techniques to provide high data reliability and endurance. SanDisk's devices are highly reliable even after more than 300,000 erase/writes and, based on internal test results, the Company believes the devices have a theoretical product life of several decades in most applications.

    High performance. The Company believes that the access times of the Company's products meet or exceed the read and write data rates of the majority of consumer and industrial/communication applications.

  The flash process and flash memory chip designs developed by the Company in cooperation with its development partners make the Company's products scaleable over several generations of semiconductor fabrication processes. This feature has allowed the Company to significantly reduce its cost per megabyte of capacity as each new process generation is qualified. By maintaining the same basic design parameters, each generation of the Company's products maintains full compatibility with prior generations. This chip architecture has allowed the Company to significantly reduce cell size and thereby chip size. This has permitted increased storage capacity in PC Card and smaller platforms. The Company's proprietary flash process requires some modifications to the typical CMOS semiconductor fabrication process, but can be implemented on existing advanced fabrication lines without the need for special materials or equipment. The Company has successfully implemented its processes at Matsushita and at LG Semicon, and is currently implementing its processes at NEC and USIC.

  The Company also has developed core competencies in low-cost micropackaging technology as well as low-cost batch testing, both of which are important elements in building high capacity, high reliability flash cards at a competitive cost.

SANDISK'S BUSINESS STRATEGY

  The Company is pursuing the following strategies:

    Enable New Products in Large and Emerging Markets; Develop and Promote Industry Standards. The Company develops products that it believes will have applications in large, emerging markets such as the markets for digital cameras and PDAs. The Company believes that the widespread acceptance of universal industry standards is important to the development of the market for flash data storage. The Company designs its products to be compatible with existing industry standards and, where appropriate, develops and promotes new standards. The Company was one of the founding members of PCMCIA, where it has worked to establish the ATA standard interface which is globally supported by all PCMCIA card slots. The Company also developed the CompactFlash format and was one of the founding members of the CFA, an organization established in October 1995 to promote CompactFlash as a small form factor flash data storage standard. The Company believes that this format is becoming the de facto industry standard storage platform for digital cameras, where it is used instead of traditional film. All of the Company's products are compatible with IDE and ATA standard interfaces used in all IBM compatible PCs and are compatible with Windows 95, Windows NT, Windows CE, Macintosh System 8.0 and other operating systems. The interoperability afforded by adherence to these industry standards enables users of flash data storage cards to transfer data quickly and easily from one device to another, such as from a digital camera to a desktop computer system equipped with a PCMCIA or CompactFlash slot. The Company believes that working with industry groups to develop widely-adhered-to standards will lead to the acceptance of the Company's products in large markets.

    Maintain Technology Leadership. The Company believes that it was the first to develop and introduce removable flash data storage cards and that it has led the industry with several technological innovations. The Company believes that its technological expertise in flash memory design and process engineering, intelligent controllers and system-level integration, in conjunction with its relationships with its semiconductor manufacturing partners, provides it with a competitive advantage. The Company is actively developing advanced flash data storage technologies designed to enable it to continue to meet evolving customer requirements for flash data storage system products. The Company has developed D2 flash, which is a technological innovation that allows each flash memory cell to store two bits of information instead of the traditional single bit per cell, effectively doubling the amount of storage capacity on approximately the same size chip. The Company plans to use this technology to achieve a significant reduction in the cost per megabyte of flash data storage. The Company began low-volume shipments of flash card products employing 64 Mbit D2 flash in the third quarter of 1997. In November 1997, the Company announced its 80 Mbit D2 flash chip, for which customer shipments are expected to start in the second quarter of 1998.

    Reduce Cost Per Megabyte of Flash Data Storage. The Company is focused on reducing the cost per megabyte of its products in order to increase the number of applications for these products and to enhance the Company's ability to address new markets. The Company has designed its patented flash memory technology and integrated intelligent controller to increase the amount of usable flash storage per wafer. The Company works closely with its manufacturing partners to increase the amount of storage capacity per wafer by utilizing very small flash memory cells, to realize high yields through the built-in ability to utilize partial die and to facilitate the migration to smaller geometry manufacturing processes through several generations of flash technology. The Company is working with its foundries to migrate the process technology from the current 0.5 micron minimum design rules to 0.4 micron minimum design rules over the next several quarters. Virtually all of the Company's products utilize its 32Mbit flash devices.

    Leverage Intellectual Property. The Company has cross-licensed its flash technology, including its patent portfolio, to selected third parties. The Company believes that permitting other flash memory providers to use its technology will facilitate the development of its target markets, will provide a second source of supply of CompactFlash, which is required by many OEM customers, and can serve as a significant source of license fees and royalty revenues for the Company. To date, the Company has entered into patent cross-license agreements with Hitachi, Intel, Samsung, Sharp and Toshiba, and intends to pursue opportunities to enter into additional licenses.

APPLICATIONS AND MARKETS FOR FLASH DATA STORAGE

  The Company is targeting the consumer electronics and the industrial communications markets for its flash data storage products.

  Consumer Electronics. The increasing trend towards the use of digital technology in consumer electronics devices has created requirements for new data storage products. For example, a number of major camera and imaging companies have introduced digital cameras that the Company believes will enable professionals and consumers to eliminate the need for standard 35mm photographic film by replacing it with re-usable compact digital data storage devices. Removable and embedded flash data storage products can also be potentially used in PDAs, highly portable computers, digital audio recorders, network computers, cellular telephones, two-way pagers, next-generation smart telephones, digital audio samplers and other devices. These data storage devices need to have a very small form factor, must be lightweight, shock and vibration tolerant, non-volatile and interoperable with computer systems and software that can process, manipulate and print images digitally.

  The Company co-founded the CompactFlash Association, which actively promotes the development of products using CompactFlash. Other founding members of the CFA are Apple Computer, Inc., Canon, Kodak, Hewlett-Packard, LG Semicon, Matsushita, Motorola, NEC, Polaroid Corp., Seagate and Seiko Epson Corp. During the third quarter of 1997, the number of member companies in the CompactFlash Association reached 85. The Company is currently working with several leading camera and imaging companies to facilitate the use of CompactFlash products in next generation digital cameras. However, there can be no assurance that the digital cameras employing these units will gain significant consumer market acceptance.

  Industrial/Communications Market. Emerging applications in the industrial market encompass a wide variety of electronic systems used by personnel such as inventory controllers, service technicians, route salesmen, delivery crews, meter readers, car-rental service employees, physicians, real estate agents, insurance agents and public safety officers. The systems used by these workers are often subjected to rough handling, used in a variety of temperature and humidity conditions and required to operate for extended periods of time without external power sources or frequent battery changes. The information collected by these individuals is critical to the successful operation of their business or agency and hence must be stored reliably regardless of the operating environment. In addition, the information is frequently processed at some point (typically the end of the work day or night) by a computer system and must therefore be easily transferable.

  The communications market has applications that are beginning to require new types of data storage. For example, communications switches and cellular base stations require data storage in environments such as subway stations or outdoor telephone booths that are subject to shock and vibration and a wide range of temperature and humidity conditions.

  The Company's products are used in consumer electronics applications such as digital cameras, PDAs, highly portable computers, audio recorders, video and electronic games, and digital audio samplers, and in industrial/communications applications such as POS terminals, transportation, medical/instrumentation, automation, telecommunications switches, PHS base stations, cellular base stations and routers. The Company's customers include Boeing, Canon, Casio, Kodak, Epson Hanbai, Fujitsu, Hewlett-Packard, Kyocera, Lucent, MEI, NEC USA, Norand, Pentax, Psion and Telxon.

  In the nine months ended September 30, 1997, and the fiscal years ended December 31, 1996 and 1995, sales to the Company's top 10 customers accounted for approximately 64%, 71% and 80%, respectively, of the Company's product revenues. For the nine months ended September 30, 1997, no single customer accounted for greater than 10% of total revenues. During 1996, Epson Hanbai accounted for approximately 26% of the Company's total revenues. Three of the Company's customers, Epson Hanbai, Kyocera and Hewlett-Packard, accounted for approximately 26%, 14% and 12% of the Company's total revenues, respectively, in 1995. The Company expects that sales of its products to a limited number of customers will continue to account for a substantial portion of its revenues for the foreseeable future. The Company has also experienced significant changes in the composition of its major customer base from year to year and expects this pattern to continue as certain customers increase or decrease their purchases of the Company's products as a result of fluctuations in market demand for such customers' products. Sales to the Company's customers are generally made pursuant to standard purchase orders rather than long-term contracts. The loss of, or significant reduction in purchases by, the Company's major customers, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Customer Concentration."

PRODUCTS

  SanDisk's storage products are high capacity, solid-state, non-volatile flash memory devices which comply with PC Card ATA and/or IDE industry standards. The Company offers a broad line of flash data storage system products in terms of capacities, form factors, operating voltage and temperature ranges. The Company's current product families include removable CompactFlash and FlashDisk cards, embedded FlashDrive products, and Flash ChipSets. All products use the Company's proprietary 512 byte sector erase flash memory chips and intelligent controller. The Company's products are compatible with the majority of today's computing and communications systems that are based on industry standards. The Company's products, as of September 30, 1997, are listed in the following table:


  PRODUCT FAMILY                     FORM FACTOR           UNCOMPRESSED CAPACITY (IN MEGABYTES)
-----------------------------------------------------------------------------------------------
  CompactFlash             36.4 mm x 42.8 mm x 3.3 mm       2, 4, 6, 8, 10, 15, 20, 24
  (Removable)
-----------------------------------------------------------------------------------------------
  FlashDisk                PC Card Type II                 2, 4, 6, 8, 10, 20, 40, 60, 85, 150
  (Removable)
                -------------------------------------------------------------------------------
                           PC Card Type III                110, 175, 220, 300
-----------------------------------------------------------------------------------------------
  Flash ChipSet            2 chips                         2, 4, 8
  (Embedded)
-----------------------------------------------------------------------------------------------
  FlashDrive               1.3 inches                      4, 10, 20, 40, 60
  (Embedded)
                -------------------------------------------------------------------------------
                           1.8 inches                      4, 10, 20, 40, 80, 140, 240


  Unlike rotating disk drives, the Company's flash products are solid-state devices. The Company's products are very reliable. They have no moving parts that are subject to mechanical failure. The Company's products are non-volatile, meaning that no on-going source of power is required in order for the products to retain data, images or audio indefinitely. Flash is noiseless, considerably lighter, more rugged and consumes substantially less than the power required by a rotating disk drive. The Company's products are small enough to be employed in mobile systems while the two smallest, CompactFlash and Flash ChipSet, are small enough to be used in many of the newer, miniaturized electronic systems being developed today. In November 1997, the Company announced its 80 Mbit D2 flash chip. The Company plans to begin shipments of products utilizing the 80 Mbit D2 flash chip, including 60MB CompactFlash Cards, 200MB Type II, 400MB Type III FlashDisk Cards, 350MB embedded 1.8 inch FlashDrives and 10MB Flash ChipSets, in 1998.

  CompactFlash. The Company's CompactFlash products provide full PC Card ATA functionality but are only one-fourth the size of a standard Type II PC card. CompactFlash's compact size, ruggedness and low-power requirements and its ability to operate at either 3.3V or 5V make it well-suited for a range of current and next-generation, small form factor consumer applications such as digital cameras, PDAs, personal communicators, pagers and audio recorders. CompactFlash products provide interoperability with systems based upon the PC Card ATA standard by using a low-cost passive Type II adapter. CompactFlash is available in capacities ranging from 2MB to 24MB.

  FlashDisk. The Company's FlashDisk products are used in storage, data backup and data transport applications and are among the highest-capacity removable PC Card ATA flash memory cards currently available. FlashDisk products are available in Type II form factor with capacities ranging from 2MB to 150MB and Type III form factor with capacities ranging from 110MB to 300MB.

  Flash ChipSet. The Flash ChipSet product provides a very small footprint solid-state ATA mass storage system. The Flash ChipSet product consists of a single chip ATA controller and a flash memory chip and is available in 2MB, 4MB and 8MB capacities. It provides full PC Card, ATA and IDE disk drive compatibility in a chip set format.

  FlashDrive. The Company's FlashDrives in 1.3 inch and 1.8 inch form factors are targeted at applications that require embedded data storage devices. FlashDrives offer rugged, portable, low-power data storage and are "plug and play" replacements for rotating IDE drives making them ideal for mobile computers, communication devices and other systems that require embedded storage. Capacities of the Company's FlashDrive products range between 4MB and 60MB for the 1.3 inch product and between 4MB and 240MB for the 1.8 inch product.

  MMC. In November 1997, the Company introduced a new removable storage card product family, the MultiMediaCard ("MMC"). MMC measures 32 millimeters ("mm") by 24 mm by 1.4 mm and weighs less than two grams. MMC is targeted for the emerging markets for mobile smart phones, advanced pagers and consumer multimedia devices. MMC will initially be offered in storage capacities of 2MB, 4MB, 8MB and 10MB. The Company does not expect to generate significant revenues from MMC sales in 1998. See "Risk Factors--Dependence on Emerging Markets and New Products."

TECHNOLOGY

  Since its inception, the Company has focused its research and development efforts on developing highly reliable and cost-effective flash memory storage products to address a number of emerging markets. The Company has been actively involved in all aspects of this development, including flash memory process development, chip design, controller development and system-level integration, to ensure the creation of fully-integrated, broadly interoperable products that are compatible with both older and newly developed system platforms. The Company believes its core technical competencies are in high density flash memory process and design, controller design, system-level integration, compact packaging and low-cost system test.

  To achieve compatibility among various electronic platforms regardless of the host processors or operating systems used, the Company developed new capabilities in flash memory chip design, created a new intelligent controller and developed an architecture that could leverage advances in process technology to ensure a scaleable, high-yielding, cost-effective and highly reliable manufacturing process. The Company believes that these technical competencies and the Company's system design approach have enabled it to introduce flash data storage products that are better suited for its targeted market than linear flash cards based on socket flash chips.

  The Company designs its products to be compatible with industry-standard IDE and ATA interfaces used in all IBM compatible PCs. To achieve this design, the Company uses a 512 byte memory sector size that required a departure from the typical socket flash chip design. By decreasing the sector size to be the same as the sector size of all 3.5 inch, 2.5 inch and 1.8 inch hard disk drives, the Company was able to achieve compatibility with DOS and Windows.

  The Company's patented intelligent controller coupled with the intelligent controller's advanced defect management system permits the Company's products to achieve a high level of reliability and longevity. This defect management system, which currently resides on a single proprietary controller chip, is able to detect bit "wearout," a common problem with flash memory, both immediately following manufacture and late in the product's life. Late bit failure can occur several years into the life of a product and can be difficult to detect with traditional flash technology. The Company's defect management system automatically detects bits that have failed or are likely to fail due to the number of erase/write cycles such bits have undergone and switches memory to spare good bits incorporated into the design. The system also allows the automatic substitution of entire sectors or major blocks of the memory chip. Additionally, the controller generates an error correcting code which is stored simultaneously with the data and is used to detect and correct any errors when the data is read. This design permits the Company's products to maintain error-free operation for hundreds of thousands of erase/write cycles and reduces manufacturing costs by allowing the Company to incorporate partial die with less than 100% of the physical bits on each chip into the products without loss of functionality. All of the Company's controller chips are manufactured by Motorola using a Motorola 16 bit core processor.

  The flash process and flash memory chip designs developed by the Company in cooperation with its development partners make the Company's products scalable over several generations of semiconductor fabrication processes. This feature has allowed the Company to significantly reduce its cost per megabyte of capacity as each new process generation is qualified. By maintaining the same basic design parameters, each generation of the Company's products maintains full compatibility with prior generations. This chip architecture, which incorporates three polysilicon layers and one metal layer, as well as a virtual ground array and a split gate transistor cell, has allowed the Company to significantly reduce cell size and thereby chip size. This has permitted increased storage capacity in PCMCIA card and smaller platforms. The Company's patented flash process requires some modifications to the typical CMOS semiconductor fabrication process, but can be implemented on existing advanced fabrication lines without the need for special materials or equipment. The Company has successfully implemented its 0.5 micron process at Matsushita and LG Semicon and is currently qualifying its 0.4 micron process at Matsushita, LG Semicon and USIC. The Company is also in the advanced stages of development of its 0.35 micron process at NEC.

  In the third quarter of 1997, the Company commenced shipment of production units of its 64 Mbit D2 flash and in November 1997 announced its 80 Mbit D2 flash chip. D2 is a technological innovation which allows each flash memory cell to store two bits of information instead of the traditional single bit per cell employed by the industry standard flash technology. The D2 flash technology is highly complex, and the write speed of the first generation 64Mbit D2 flash is significantly slower than the Company's current flash products. In addition, D2 flash involves several techniques never proven in a high volume production environment. There can be no assurance that the much slower write speed of D2 flash will be accepted by SanDisk's customers. Any failure by SanDisk's customers to accept the Company's D2 flash products, or any failure to successfully establish volume production of the D2 flash product, could cause a material adverse affect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Emerging Markets and New Products."

  The Company also has developed core competencies in low-cost micropackaging technology as well as low-cost batch testing, both of which are important elements in building high capacity flash cards to high reliability standards at competitive cost.

STRATEGIC MANUFACTURING RELATIONSHIPS

  An important element of the Company's strategy has been to establish strategic relationships with leading technology companies that can provide the Company with access to leading edge semiconductor manufacturing capacity and participate in the development of certain products. This enables the Company to concentrate its resources on the product design and development areas where the Company believes it has competitive advantages and eliminates the high cost of owning and operating a semiconductor wafer fabrication facility. The Company has developed strategic relationships with Matsushita, LG Semicon and NEC. In the third quarter of 1997, the Company invested in USIC, a joint venture semiconductor manufacturing facility founded by UMC in Taiwan.

  All of the Company's products require silicon wafers which are currently supplied by Matsushita and LG Semicon. Most of the Company's wafers are currently manufactured using 0.5 micron process technology. The Company has started limited production of 0.4 micron flash wafers at Matsushita and expects to begin receiving 0.4 micron wafers from LG Semicon in the first half of 1998. Both Matsushita and LG Semicon are also shifting their production capacity from six inch to eight inch wafers. The Company plans to shift to volume production of eight inch wafers at Matsushita by the end of 1997 and at LG Semicon in the first half of 1998. The Company currently has a joint development agreement and a foundry agreement with NEC. The Company expects to receive its first production wafer shipments for the 80 Mbit D2 design from NEC in 1998. However, there can be no assurance that Matsushita, LG Semicon or NEC will be able to produce the required quantities of the Company's products designed for the new 0.4 micron technology, or that technical or other difficulties will not delay the transition from six inch wafers to eight inch wafers. Any such delays would have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company invested approximately $40.2 million in USIC, which represents an ownership interest of approximately 10% in the joint venture and guarantees the Company access to approximately 12.5% of the facility's wafer output. The USIC facility is currently under construction at the Science Based Industrial Park in Hsin Chu City, Taiwan. The facility is scheduled to start producing limited wafer quantities in late 1998 and is scheduled to reach full monthly production of approximately 20,000 eight inch wafers in 1999. The Company has arranged to receive foundry wafers from a separate UMC fabrication facility during the construction of the USIC plant. The Company expects to begin receiving these wafers in the first half of 1998.

  Under the general terms of the Company's wafer supply agreements with its foundry partners, the Company is obligated to provide a monthly rolling forecast of anticipated purchase orders. Except in limited circumstances and subject to acceptance by the foundries, the estimates for a portion of the forecast, generally three months, constitute a binding commitment and the estimates for the remaining months may not increase or decrease by more than a certain percentage from the previous months forecast. These requirements limit the Company's ability to react to any significant fluctuations in demand for its products. The Company is dependent upon its foundry partners to deliver wafers and to maintain acceptable yields and quality.

  The Company believes that shipments of wafers from its foundry partners will be sufficient to meet the Company's anticipated requirements for wafers for the foreseeable future. The Company's ability to increase its revenue and net income in future periods is dependent on receiving an uninterrupted supply of wafers from its manufacturing partnerships.

  The Company's reliance on third-party wafer manufacturers involves several material risks, including shortages of manufacturing capacity, reduced control over delivery schedules, quality assurance, production yields and costs. In addition, as a result of the Company's dependence on foreign wafer manufacturers, the Company is subject to the risks of conducting business internationally, including exchange rate fluctuations. See "Risk Factors-- Dependence on Third Party Foundries."

  The Company has also developed a strategic manufacturing relationship with Motorola, the supplier of the microcontroller for all of the Company's products. In 1993, Motorola and the Company agreed to customize the Motorola 68000 core microprocessor to integrate the Company's previous three chip controller into a single chip. The small form factor of this single chip integrated controller is necessary to produce the Company's CompactFlash products as well as its Flash ChipSet products. The Company's reliance on Motorola as its sole source of microcontrollers exposes the Company to interruptions of supply that could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Sole Source Suppliers and Third Party Subcontractors."

  The Company is continuing to identify and establish second sources for its key single and sole source component vendors and subcontractors as sales volumes increase, although there can be no assurance these efforts will be successful. During the next several quarters, if the demand for the Company's products exceeds its suppliers ability to deliver needed components or subassemblies, the Company may be unable to meet customer demand.

ASSEMBLY AND TEST

  The Company tests the majority of its wafers at its headquarters in Sunnyvale, California. Substantially all of the tested wafers are then shipped to the Company's third party memory assembly subcontractors: ISE in Manteca, California, Integrated Packaging Assembly Corporation in San Jose, California and Mitsui in Japan. Monitoring of the assembly process is done by statistical process control and audits by the Company's personnel.

  The Company performs final assembly, testing and configuration of all products at its headquarters in Sunnyvale, California. The Company has made substantial capital investments and has established in-house surface mount lines for the assembly of the printed circuit boards used in the Company's CompactFlash and FlashDisk products. In July 1996, the Company moved its corporate headquarters from two leased facilities totaling 54,000 square feet in Santa Clara to a leased, 104,000 square foot building in Sunnyvale. The move allowed the Company to substantially expand its manufacturing facility and to move some production work in-house from off-site sub-contractors. The Company currently anticipates that it will continue to make substantial capital investments to further enhance its assembly capabilities. See "Risk Factors--Dependence on Sole Source Suppliers and Third Party Subcontractors."

  The Company's customers have demanding requirements for quality and reliability. To maximize quality and reliability, the Company monitors electrical and inspection data from its wafer foundries and assembly subcontractors. The Company monitors wafer foundry production for consistent overall quality, reliability and yield levels. Most of the Company's major component suppliers and subcontractors have ISO 9001 or 9002 certification.

SEAGATE RELATIONSHIP

  The Company has a strategic relationship with Seagate, which, prior to this offering, owns approximately 25% of the Company's Common Stock on a fully diluted basis. In January 1993, Seagate acquired a 25% ownership interest in the Company and entered into a joint cooperation agreement that provides for a strategic alliance between the parties. Seagate has the option to market the Company's products commencing in January 1999 and at that time may be established as a distributor for the Company's products. If the option is exercised, the Company and Seagate will coordinate their efforts so that up to one-third of the Company's worldwide net revenues from all flash products could be generated from sales of the Company's flash products through Seagate. The joint cooperation agreement also provides that each party will have the exclusive right to market to certain customers. The joint cooperation agreement will terminate if, among other things, Seagate's ownership interest in the Company falls below 10% or, on or after January 15, 2000, upon at least one year's advance written notice by the Company to Seagate. Seagate has the right to nominate one director to the Company's Board of Directors. Alan F. Shugart, Seagate's Chairman and Chief Executive Officer, serves as Seagate's nominee to the Company's Board of Directors. The Shareholder Rights Plan, adopted by the Board of Directors on April 21, 1997, permits Seagate to continue to hold its ownership interest in the Company without triggering the provisions of the plan.

RESEARCH AND DEVELOPMENT

  The Company believes that its future success will depend on the continued development and introduction of new generations of flash memory chips, controllers and products designed specifically for the flash data storage market. To date, the Company has developed and put into production flash data storage products utilizing semiconductor devices with the following memory capacity and geometries: 4Mbit (0.9 micron), 8Mbit (0.8 micron), 16Mbit (0.5 micron), 32Mbit (0.5 and 0.4 micron) and 64Mbit D2 flash (0.5 micron). In November 1997, the Company announced its 80 Mbit (0.4 and 0.35 micron) D2 flash chip and plans to begin customer shipments of 80 Mbit D2 flash products in the second quarter of 1998. In addition, the Company has developed several generations of controllers for these flash memory chips. Currently, a majority of the Company's products utilize the 32Mbit device. Because of the complexity of its products, the Company has periodically experienced significant delays in the development and volume production ramp up of its products. There can be no assurance that similar delays will not occur in the future.

  The Company, along with its current foundry partners (in separate design efforts), is developing a new process to manufacture future generation, higher capacity chips employing 0.35 to 0.4 micron geometries. To date, the Company has not successfully completed the qualification of such a process and there can be no assurance that the Company will be able to successfully commence volume production with such a process in the future. The Company has periodically experienced delays in the development of new processes at its foundry partners and such delays may occur again in the future. The Company's foundry partners may also experience delays in establishing development capabilities for new processes and these delays may have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Risks Associated with Transitioning to New Products and Processes."

  In the fourth quarter of 1996, the Company established a design center in Tefen, Israel to conduct research on product design improvements and new product development. As of September 30, 1997, the center had nine full time employees engaged in research and development activities.

  During the nine months ended September 30, 1997 and 1996, the Company spent $9.6 million and $7.3 million, respectively, on research and development activities. During the fiscal years ended December 31, 1996, 1995 and 1994, the Company spent $10.2 million, $8.0 million and $5.9 million, respectively, on research and development activities. As of September 30, 1997, the Company had 71 full-time employees engaged in research and development activities, including those in its Israel design center.

SALES AND DISTRIBUTION

  The Company markets its products using a direct sales organization, distributors and manufacturers' representatives to serve the multi-faceted customer base and sales channels into which the Company sells its products. The Company also sells products to various customers on a private label basis. The Company's sales efforts are organized as follows:

    Direct Sales Force. The Company's direct sales force is located in Maitland, Florida; Herndon, Virginia; Dublin, Ohio; Irvine, California; Sunnyvale, California; Branford, Connecticut; Hannover, Germany; Hong Kong; and Yokohama, Japan. This organization supports major OEM customers and the Company's distribution and manufacturers' representative partners.

    Distributors. In the United States, the Company's products are sold through Anthem Electronics Inc., Arrow/Schweber Electronics Inc., Hamilton-Hallmark Inc. and Bell MicroProducts Inc. to OEM customers for a wide variety of industrial applications. In addition, the Company has distributors in various regions of the world including Europe, Japan, Australia, New Zealand, Taiwan, Korea and Hong Kong.

    Independent Manufacturers' Representatives. In the United States, Canada and Europe, the Company's direct sales force is supported in its sales efforts by thirty three independent firms. Twenty nine of these independent firms are domestic; eighteen of which support the industrial distribution and OEM channels, and eleven of which support the retail channel. Four of these firms are international. These companies receive a sales commission and provide sales support to the direct sales force and the Company's distributors. The manufacturers' representative companies sell the Company's products as well as products from other manufacturers.

    Private Label Partners and OEMs. The Company has contractual distribution agreements with Epson Hanbai and Verbatim Corporation to sell the Company's products on a private label basis. These companies sell directly to OEMs, as well as superstores, mass merchants, office clubs, retailers and mail order companies to serve the demand for the Company's products in the various after-market sales channels. In addition, the Company provides private label products to OEMs in the United States and the Pacific Rim.

    Retail. The Company entered the retail channel in 1997 and is shipping SanDisk brand name product directly to retail superstores, office clubs and selected retail distributors. The Company is also shipping private label product to some retail distributors. Eleven independent manufacturers' representative firms are supporting the Company's sales efforts in the retail channel.

CUSTOMER SERVICE AND TECHNICAL SUPPORT

  The Company provides customers with comprehensive product service and support. The Company provides technical support through its application engineering group located in the United States and Japan. The Company works closely with its customers to monitor the performance of its product designs, to provide application design support and assistance and to gain insight into customer's needs to help in the definition of subsequent generations of products.

  The Company's support package is generally offered with product sales and includes technical documentation and application design assistance. During an OEM's production phase, the Company provides failure analysis and replacement of defective components. In some cases, the Company offers additional support which includes training, system-level design, implementation and integration support. The Company believes that tailoring the technical support level to its customers' needs is essential for the success of product introductions and to achieve a high level of satisfaction among its customers.

  The Company generally provides a one-year warranty on its products.

PATENTS AND LICENSES

  The Company relies on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights. The Company vigorously protects and defends its intellectual property rights and in the past has been involved in significant disputes regarding its intellectual property rights and believes it may be involved in similar disputes in the future.

  In 1988, the Company developed the concept of emulation of a hard disk drive with flash solid-state memory. The first related patents were filed in 1988 by Dr. Eli Harari and exclusively licensed to the Company. The Company currently owns or has exclusive rights to fifty-eight United States and fourteen foreign issued patents, six patent applications allowed and over twenty patent applications pending in the United States, as well as seventeen pending in foreign patent offices. The Company intends to seek additional international and United States patents on its technology. The Company believes some of its patents are fundamental to the implementation of flash data storage systems, as well as the implementation of D2 flash, independent of the flash technology used. However, there can be no assurance that any patents held by the Company will not be invalidated, that patents will be issued for any of the Company's pending applications or that any claims allowed from existing or pending patents will be of sufficient scope or strength or be issued in the primary countries where the Company's products can be sold to provide meaningful protection or any commercial advantage to the Company. Additionally, competitors of the Company may be able to design around the Company's patents.

  The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. To preserve its intellectual property rights, the Company believes it may be necessary to initiate litigation against one or more third parties, including but not limited to those the Company has already notified of possible patent infringement. In addition, one or more of these parties may bring suit against the Company. In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. Any litigation, whether as a plaintiff or as a defendant, would likely result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is ultimately determined in favor of the Company. In addition, the results of any litigation matter are inherently uncertain. For example, in 1995, the Company informed Samsung that the Company believed Samsung infringed certain of its patents. In response, Samsung filed a complaint accusing the Company of infringing two of its patents. The Company then filed a complaint against Samsung with the ITC alleging that Samsung and its U.S. sales arm were importing and selling products that infringed two of the Company's patents. After a hearing on this matter, the ITC issued an order that both SanDisk patents were valid and that Samsung had infringed such patents, and prohibited the import, sale, marketing, distribution or advertising of Samsung's infringing flash memory circuits, in the United States. In August 1997, the Company and Samsung entered into a settlement agreement resolving all aspects of this dispute, pursuant to which the parties agreed to cross-license certain patents and Samsung agreed to make license and royalty payments to the Company. While the Company believes it achieved a favorable result in this matter, the expense and diversion of management attention in connection with its resolution were substantial. In addition, the Company has notified several large flash suppliers that the Company believes certain of their existing or announced products infringe certain of the Company's patents.

  In the event the Company desires to incorporate third party technology into its products or is found to infringe on others' patents or intellectual property rights, the Company may be required to license such patents or intellectual property rights. The Company may also need to license some or all of its patent portfolio to be able to obtain cross-licenses to the patents of others. The Company currently has patent cross-license agreements with Hitachi, Intel, Samsung, Sharp and Toshiba. From time to time, the Company has also entered into discussions with other companies regarding potential cross-license agreements for the Company's patents. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. If the Company obtains licenses from third parties, it may be required to pay license fees or make royalty payments, which could have a material adverse effect on the Company's gross margins. The failure to obtain a license from a third party for technology used by the Company could cause the Company to incur substantial liabilities and to suspend the manufacture of products or the use by the Company's foundries of processes requiring the technology, or to expend substantial resources redesigning its products to eliminate the infringement. There can be no assurance that the Company would be successful in redesigning its products or that such licenses would be available under reasonable terms. Furthermore, any such development or license negotiations could require substantial expenditures of time and other resources by the Company.

  As is common in the industry, the Company agrees to indemnify certain of its suppliers and customers for alleged patent infringement. The scope of such indemnity varies, but may in some instances include indemnification for damages and expenses, including attorneys' fees. The Company may from time to time be engaged in litigation as a result of such indemnification obligations.

  In its efforts to maintain the confidentiality and ownership of trade secrets and other confidential information, the Company requires all employees (regular and temporary), consultants, foundry partners, certain customers, suppliers and partners to execute confidentiality and invention assignment agreements upon commencement of a relationship with the Company and extending for a period of time beyond termination of the relationship. There can be no assurance that these agreements will provide meaningful protection for the Company's trade secrets or other confidential information in the event of unauthorized use or disclosure of such information. See "Risk Factors-- Fluctuations in Operating Results."

COMPETITION

  The flash data storage markets in which the Company competes are characterized by intense competition, rapid technological change, evolving industry standards, rapidly declining average selling prices and rapid product obsolescence. The Company's competitors include many large domestic and international companies that have greater access to wafer fab capacity, substantially greater financial, technical, marketing and other resources, broader product lines and longer standing relationships with customers than the Company. The Company's primary competitors include flash chip producers such as AMD, Hitachi, Intel, Micron, Mitsubishi, Samsung, Sharp and Toshiba, other companies using data storage techniques such as socket flash, linear flash and system flash components, as well as package or card assemblers such as LEXAR, M-Systems, SIMPLE, SMART Modular and Viking that combine controllers and flash memory chips developed by others. Hitachi, LEXAR, Mitsubishi and Micron have been certified by the CFA to manufacture and sell their own brand of CompactFlash, and the Company believes that other manufacturers will also seek to enter the CompactFlash market in the future. Competing products promoting industry standards that are different from SanDisk's CompactFlash product have been announced, including Intel's Miniature Card, Toshiba's Solid-State Floppy Disk Card and Sony Corporation's recently announced Memory Stick. A manufacturer of digital cameras that designs-in any one of these alternative competing standards will eliminate CompactFlash from use in its product, as each competing standard is mechanically and electronically incompatible with CompactFlash. In addition, in the third quarter of 1997, Intel announced a 64Mbit flash chip based on its multilevel cell flash. The Company's D2 flash and Intel's multilevel cell flash are competing technological innovations that allow each flash memory cell to store two bits of information instead of the traditional single bit stored by the industry standard flash technology. In the fourth quarter of 1996, Iomega announced plans to introduce n.hand, a miniaturized, mechanical, removable disk drive that may compete directly with SanDisk's flash card products.

  The Company expects competition to increase in the future from existing competitors and from other companies that may enter the Company's existing or future markets with similar or alternative data storage solutions that may be less costly or provide additional features. Due to the high price sensitivity in the market for consumer products, aggressive price competition has been experienced for these applications. Such competition is expected to result in lower gross margins in the future, as the Company's average selling prices decrease faster than its costs and could result in lost sales.

  The Company has entered into patent cross-license agreements with Hitachi, Intel, Samsung, Sharp and Toshiba, pursuant to which each party may manufacture and sell products that incorporate technology covered by each party's patents related to flash memory devices. As the Company continues to license its patents to certain of its competitors, competition will increase. As a result of the above factors, the Company expects to face substantially more competition in the future than it has to date. Increased competition could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its ability to compete successfully depends on a number of factors, which include price and quality, product performance and availability, success in developing new applications for system flash technology, adequate foundry capacity, efficiency of production, timing of new product announcements or introductions by the Company, its customers and its competitors, the ability of the Company's competitors to incorporate their flash data storage systems into their customers' products, the number and nature of the Company's competitors in a given market, successful protection of intellectual property rights and general market and economic conditions. The Company believes that it competes favorably with other companies with respect to these factors. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition or results of operations. See "Risk Factors--Competition."

EMPLOYEES

  As of September 30, 1997, the Company had 393 regular, full-time employees and 128 temporary employees, including 71 in research and development, 52 in sales and marketing, 41 in finance and administration and 357 in operations. The Company's success is dependent on its retention of key technical, sales and marketing employees and members of senior management. Additionally, the Company's success is contingent on its ability to attract and recruit skilled employees in a very competitive market. None of the Company's employees are represented by a collective bargaining agreement and the Company has never experienced any work stoppage. The Company believes that its employee relations are good.

FACILITIES

  The Company's principal facilities are presently located in a 104,000 square foot building in Sunnyvale, California. Approximately one half of the space is dedicated to production activities. The remaining space is used for administrative, marketing and development activities. The Company occupies this space under a lease agreement that expires in July 2001. In December 1996, the Company exercised its option to lease an adjacent 50,000 square foot building beginning in 1998. The Company believes that its facilities will be adequate to meet its near term needs and that additional space will be available as required. The Company also leases domestic sales offices in Herndon, Virginia; Irvine, California; Branford, Connecticut; Dublin, Ohio and Maitland, Florida, as well as foreign sales offices in Hannover, Germany; Yokohama, Japan; Hong Kong and a design center in Tefen, Israel.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, and their ages as of October 31, 1997, are as follows:

             NAME            AGE                    POSITION
             ----            ---                    --------
   Dr. Eli Harari...........  52 President, Chief Executive Officer and Director
   Cindy Burgdorf...........  50 Chief Financial Officer, Senior Vice President,
                                  Finance and Administration and Secretary
   Leon Malmed..............  60 Senior Vice President, Marketing/Sales
   Daniel Auclair...........  51 Senior Vice President, Operations/Technology
   Marianne F. Jackson......  42 Vice President, Human Resources
   Irwin Federman(1)........  62 Chairman of the Board of Directors
   William V. Campbell(2)...  57 Director
   Catherine P. Lego(1).....  41 Director
   Dr. James D. Meindl......  64 Director
   Joseph Rizzi.............  55 Director
   Alan F. Shugart(2).......  67 Director

--------
(1) Member of Audit Committee

(2) Member of Compensation Committee

  Dr. Eli Harari, the founder of the Company, has served as the President and Chief Executive Officer and as a director of the Company since June 1988. Dr. Harari founded Wafer Scale Integration, a privately held semiconductor company, in 1983 and was its President and Chief Executive Officer from 1983 to 1986, and Chairman and Chief Technical Officer from 1986 to 1988. From 1973 to 1983, Dr. Harari held various management positions with Honeywell Inc., Intel and Hughes Aircraft Microelectronics. Dr. Harari holds a Ph.D. degree in Solid State Sciences from Princeton University.

  Ms. Cindy Burgdorf joined the Company as Chief Financial Officer, Vice President, Finance and Secretary in June 1994 and has served as Senior Vice President, Finance and Administration since July 1995. From 1992 to 1994, Ms. Burgdorf was Vice President of Operations Administration and Vice President of Materials and Planning at Maxtor Corp. ("Maxtor"). From 1978 to 1992, Ms. Burgdorf held various financial management positions including Corporate Controller, Group Controller of the Components Group and director of the worldwide customer satisfaction program at Intel. Ms. Burgdorf is a Certified Public Accountant and holds a B.S. degree in Business Administration from San Jose State University.

  Mr. Leon Malmed joined the Company as Vice President, Worldwide Marketing and Sales in December 1992 and has served as Senior Vice President, Marketing and Sales since July 1995. From 1991 to 1992, Mr. Malmed was Executive Vice President of Marketing/Sales at SyQuest Technology, Inc., a manufacturer of removable-cartridge disk drives. From 1990 to 1991, Mr. Malmed was Senior Vice President, Sales and Marketing at Prairetek, Inc., a manufacturer of disk drives. From 1983 to 1990, Mr. Malmed held various management positions at Maxtor. Mr. Malmed holds a B.S. degree in Mechanical Engineering from the University of Paris.

  Mr. Daniel Auclair has served as Vice President, Systems Engineering from 1990 to June 1993, Vice President, Engineering and Technology from June 1993 to July 1995 and as Senior Vice President, Operations/Technology since July 1995. From 1988 to 1990, Mr. Auclair was Vice President of Engineering at Anamartic, a company that utilizes wafer scale technology to build DRAM mass storage systems. From 1984 to 1988, Mr. Auclair was Vice President and General Manager of the OMTI division of Scientific Micro Systems, a supplier of disk controllers and disk controller chips to the disk drive industry. Mr. Auclair holds a B.S. degree in Engineering Physics from the University of Maine and an M.S. degree in Computer Science from the University of Santa Clara.

  Ms. Marianne F. Jackson has served as Vice President of Human Resources since April 1995. From September 1994 to March 1995, Ms. Jackson was President of M.F. Jackson & Associates, a consulting firm that provided human resource and organizational development consulting services. From 1993 to 1994, Ms. Jackson served as Vice President of Worldwide Human Resources at Logitech, Inc., a leading manufacturer of computer accessories and software products. Prior to 1993, Ms. Jackson was Director of Human Resources at Silicon Graphics, Inc. and Sun Microsystems, Inc. Ms. Jackson holds B.A. degrees in Psychology and Sociology from the University of California at Santa Barbara.

  Mr. Irwin Federman has served as Chairman of the Board of Directors since September 1988. Since April 1990, Mr. Federman has been a general partner in U.S. Venture Partners, a venture capital firm. From 1988 to 1990, he was a Managing Director of Dillon Read & Co., an investment banking firm, and a general partner in its venture capital affiliate, Concord Partners. From August 1987 to December 1987, Mr. Federman was Vice Chairman of AMD, which acquired Monolithic Memories, a corporation engaged in the production of integrated circuits, with which he was affiliated for 16 years. From 1979 to 1987, Mr. Federman was President of Monolithic Memories. Mr. Federman served as Chairman of the Semiconductor Industry Association from 1986 to 1988. He is also a director of Checkpoint Software Technologies Ltd., Komag Incorporated, MMC Networks, Inc., NeoMagic Corporation, TelCom Semiconductor, Inc., Western Digital Corporation and various private corporations. Mr. Federman holds a B.S. degree from Brooklyn College.

  Mr. William V. Campbell has served as a director of the Company since October 1993. Mr. Campbell has been President and Chief Executive Officer and a director of Intuit Inc. since April 1994. From 1991 to 1993, Mr. Campbell was President and Chief Executive Officer of GO Corporation, a pen-based computing software company. From 1987 to 1991, Mr. Campbell was President and Chief Executive Officer of Claris Corporation, a software subsidiary of Apple Computer, Inc. Mr. Campbell also serves as a director of Apple Computer, Inc. Mr. Campbell holds both B.A. and M.A. degrees in Economics from Columbia University.

  Ms. Catherine Lego has served as a director of the Company since March 1989. Ms. Lego has been self-employed with her consulting firm, Lego Ventures, since 1992. From 1981 to 1992, Ms. Lego held various positions with Oak Investment Partners, a venture capital firm and was general partner of several of the venture capital partnerships affiliated with Oak Investment Partners. Ms. Lego is a Certified Public Accountant and holds a B.A. degree in Economics from Williams College and an M.S. degree in Accounting from the New York University Graduate School of Business.

  Dr. James D. Meindl has served as a director of the Company since March 1989. Dr. Meindl has been the Joseph M. Pettit Chair Professor of Microelectronics at the Georgia Institute of Technology in Atlanta, Georgia since 1993. From 1986 to 1993, Dr. Meindl served as Senior Vice President for Academic Affairs and Provost of Rensselaer Polytechnic Institute. From 1967 to 1986, he was the John M. Fluke Professor of Electrical Engineering at Stanford University. Dr. Meindl serves as a director of Zoran, Inc. Dr. Meindl holds B.S., M.S. and Ph.D. degrees in Electrical Engineering from Carnegie-Mellon University.

  Mr. Joseph Rizzi has served as a director of the Company since February 1992. Mr. Rizzi has been a general partner of Matrix II L.P. and Matrix III L.P. since 1986. From 1979 to 1986, Mr. Rizzi was Chief Executive Officer of ELXSI Inc., of which is he is a founder. From 1969 to 1978, Mr. Rizzi was Vice President of Intersil Inc., of which he is a founder. Mr. Rizzi also serves as a director of Veritas Software, Inc. Mr. Rizzi holds B.S. and M.S. degrees in Electrical Engineering from the University of New Hampshire.

  Mr. Alan F. Shugart has served as a director of the Company since January 1993. Mr. Shugart has served as Chief Executive Officer of Seagate since its inception in 1979, President of Seagate from 1991 to 1997 and Chairman of the Board of Directors of Seagate since October 1992. He also served as Chairman of the Board of Directors of Seagate from its inception until September 1991 and Chief Operating Officer of Seagate from September 1991 to March 1995. Mr. Shugart also serves as a director of Valence Technology, Inc. Mr. Shugart holds a B.S. degree in Engineering/Physics from the University of Redlands.

                                 UNDERWRITERS

  Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof the ("Underwriting Agreement"), the Underwriters named below the ("Underwriters"), for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and BancAmerica Robertson Stephens are serving as Representatives (the "Representatives"), have severally agreed to purchase, and the Company has agreed to sell to the Underwriters, severally, the respective number of shares set forth opposite their names below:

                                                                       NUMBER OF
       NAME                                                             SHARES
       ----                                                            ---------
   Morgan Stanley & Co. Incorporated..................................
   Goldman, Sachs & Co................................................
   BancAmerica Robertson Stephens.....................................
                                                                       ---------
       Total.......................................................... 3,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel, and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

  The Underwriters initially propose to offer part of the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that
represents a concession not in excess of $        a share under the public
offering price. Any Underwriter may allow, and such dealers may reallow, a
concession not in excess of $        a share to other Underwriters or to
certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 450,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all the Underwriters in the preceding table.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  Each of the Company and the directors, executive officers and certain other shareholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 90 days after the date of this Prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. However, the executive officers and directors of the Company may, without such consent, sell an aggregate of up to 100,000 shares, which shall include no more than 40,000 shares by any one person. Additionally, the Company may, without such consent, grant options or issue stock upon the exercise of outstanding stock options pursuant to the Company's stock option plans.

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Underwriters and dealers may engage in passive market making, transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission (the "Commission"). In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must indemnify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Members of the firm Brobeck, Phleger & Harrison LLP beneficially own an aggregate of 6,540 shares of the Company's Common Stock. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements of SanDisk Corporation at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and Registration Statement and in SanDisk Corporation's Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and as set forth in their report included in the Form 10-K and incorporated herein by reference. Such consolidated financial statements are included herein and incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy and information statements, and other information with the Commission. Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., as well as the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, and Seven World Trade Center, Suite 1300, New York, New York. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed on the Nasdaq National Market. The Commission maintains a World Wide Web site that contains reports, proxy and information statements, and other information filed through the Commission's Electronic Data Gathering Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549, upon payment of the prescribed fees.

                              SANDISK CORPORATION

                       CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

                                                                            PAGE
                                                                            ----
FOR YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 (AUDITED)
 Report of Ernst & Young LLP, Independent Auditors.........................  F-2
 Consolidated Balance Sheets...............................................  F-3
 Consolidated Statements of Operations.....................................  F-4
 Consolidated Statements of Stockholders' Equity...........................  F-5
 Consolidated Statements of Cash Flows.....................................  F-6
 Notes to Consolidated Financial Statements................................  F-7
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 (UNAUDITED)
 Condensed Consolidated Balance Sheets..................................... F-19
 Condensed Consolidated Statements of Income............................... F-20
 Condensed Consolidated Statements of Cash Flows........................... F-21
 Notes to Condensed Consolidated Financial Statements...................... F-22

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
SanDisk Corporation

  We have audited the accompanying consolidated balance sheets of SanDisk Corporation as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SanDisk Corporation at December 31, 1995 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

San Jose, California
January 17, 1997, except for Note 4
 for which the date is February 26, 1997

                              SANDISK CORPORATION

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                             -----------------
                                                              1995      1996
                                                             -------  --------
                           ASSETS
Current assets:
  Cash and cash equivalents................................. $27,255  $ 19,323
  Short-term investments....................................  41,140    54,965
  Accounts receivable, net of allowance for doubtful
   accounts of $593 in 1995 and 1996........................   8,428    11,885
  Inventories...............................................  10,411     9,630
  Prepaid expenses and other current assets.................     534     1,684
                                                             -------  --------
  Total current assets......................................  87,768    97,487
Property and equipment, at cost:
  Machinery and equipment...................................  10,900    17,937
  Leasehold improvements....................................     354     1,695
                                                             -------  --------
                                                              11,254    19,632
  Accumulated depreciation and amortization.................   7,000     9,347
                                                             -------  --------
                                                               4,254    10,285
Deposits and other assets...................................     125       496
                                                             -------  --------
Total assets................................................ $92,147  $108,268
                                                             =======  ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................................... $ 9,053  $  7,595
  Accrued payroll and related expenses......................   1,946     2,857
  Other accrued liabilities.................................   2,862     4,354
  Deferred income...........................................   5,905     5,652
                                                             -------  --------
  Total current liabilities.................................  19,766    20,458
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.001 par value
   Authorized shares: 4,000,000
   Issued and outstanding: none.............................     --        --
  Common stock, $0.001 par value
   Authorized shares: 40,000,000
   Issued and outstanding: 22,004,820 in 1995 and 22,326,584
   in 1996..................................................      22        22
  Capital in excess of par value............................  97,272    98,211
  Accumulated deficit....................................... (24,913)  (10,423)
                                                             -------  --------
Total stockholders' equity..................................  72,381    87,810
                                                             -------  --------
Total liabilities and stockholders' equity.................. $92,147  $108,268
                                                             =======  ========

  The accompanying notes are an integral part of these consolidated financial statements

                              SANDISK CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
Revenues
  Product.......................................  $ 35,378  $ 61,589  $ 89,599
  Royalties.....................................       --      1,250     8,000
                                                  --------  --------  --------
Total revenues..................................    35,378    62,839    97,599
Cost of revenues................................    28,074    36,613    58,707
                                                  --------  --------  --------
Gross profits...................................     7,304    26,226    38,892
Operating expenses
  Research and development......................     5,918     8,043    10,181
  Sales and marketing...........................     3,996     6,564     8,792
  General and administrative....................     2,171     3,842     7,445
                                                  --------  --------  --------
Total operating expenses........................    12,085    18,449    26,418
                                                  --------  --------  --------
Operating income (loss).........................    (4,781)    7,777    12,474
Interest and other income, net..................       593     1,749     3,154
Interest expense................................       (99)      (37)       (3)
                                                  --------  --------  --------
Income (loss) before taxes......................    (4,287)    9,489    15,625
Provision for income taxes......................       --        424     1,140
                                                  --------  --------  --------
Net income (loss)...............................  $ (4,287) $  9,065  $ 14,485
                                                  ========  ========  ========
Net income (loss) per share (pro forma for 1994)
  Primary.......................................  $  (0.23) $   0.91  $   0.60
                                                  ========  ========  ========
  Fully diluted.................................  $  (0.23) $   0.43  $   0.60
                                                  ========  ========  ========
Shares used in computing net income (loss) per
 share (pro forma for 1994)
  Primary.......................................    18,872     9,983    24,206
  Fully diluted.................................    18,872    20,856    24,206


  The accompanying notes are an integral part of these consolidated financial statements

                              SANDISK CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                           CONVERTIBLE
                            PREFERRED
                              STOCK       COMMON STOCK  CAPITAL IN                 TOTAL
                          --------------- ------------- EXCESS OF  ACCUMULATED STOCKHOLDERS'
                          SHARES   AMOUNT SHARES AMOUNT PAR VALUE    DEFICIT      EQUITY
                          -------  ------ ------ ------ ---------- ----------- -------------
Balance at January 1,
 1994...................   14,649   $ 15   2,722  $ 3    $57,535    $(29,691)     $27,862
Exercise of preferred
 stock warrants.........       15    --      --    --         62         --            62
Exercise of common stock
 grants and options for
 cash, net of
 repurchases............      --     --      111   --         35         --            35
Net loss................      --     --      --    --        --       (4,287)      (4,287)
                          -------   ----  ------  ---    -------    --------      -------
Balance at December 31,
 1994...................   14,664     15   2,833    3     57,632     (33,978)      23,672
Sale of preferred stock,
 net of issuance costs..      665    --      --    --      6,215         --         6,215
Conversion of preferred
 stock into common stock
 at IPO.................  (15,329)   (15) 15,329   15        --          --           --
Initial Public Offering,
 net of issuance costs..      --     --    3,701    4     33,336         --        33,340
Exercise of common stock
 grants and options for
 cash, net of
 repurchases............      --     --      142   --         89         --            89
Net income..............      --     --      --    --        --        9,065        9,065
                          -------   ----  ------  ---    -------    --------      -------
Balance at December 31,
 1995...................      --     --   22,005   22     97,272     (24,913)      72,381
Exercise of common stock
 grants and options by
 employees for cash.....      --     --      168   --         95         --            95
Issuance of stock
 pursuant to employee
 stock purchase plan....      --     --       92   --        783         --           783
Exercise of common stock
 warrants...............      --     --       62   --        --          --           --
Income tax benefit from
 stock options
 exercised..............      --     --      --    --         61         --            61
Unrealized gain on
 available for sale
 securities.............      --     --      --    --        --            5            5
Net income..............      --     --      --    --        --       14,485       14,485
                          -------   ----  ------  ---    -------    --------      -------
Balance at December 31,
 1996...................      --    $--   22,327  $22    $98,211    $(10,423)     $87,810
                          =======   ====  ======  ===    =======    ========      =======

  The accompanying notes are an integral part of these consolidated financial statements

                              SANDISK CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                  YEARS ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1994      1995      1996
                                                 --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)............................... $ (4,287) $  9,065  $ 14,485
Adjustments to reconcile net income (loss) to
 net cash provided by operating activities:
  Depreciation..................................    1,952     1,625     2,347
  Deferred tax..................................      --        --     (1,000)
  Changes in assets and liabilities:
    Accounts receivable.........................   (1,396)   (4,311)   (3,457)
    Inventory...................................      325    (6,337)      781
    Prepaid expenses and other current assets...      130      (293)     (250)
    Deposits and other assets...................     (161)      581      (271)
    Accounts payable............................    2,167     4,721    (1,458)
    Accrued payroll and related expenses........      422     1,000       911
    Other accrued liabilities...................      940     1,031     1,590
    Deferred income.............................      558     5,348      (253)
    Pledged cash................................    1,000       --        --
                                                 --------  --------  --------
  Total adjustments.............................    5,937     3,365    (1,060)
                                                 --------  --------  --------
Net cash provided by operating activities.......    1,650    12,430    13,425
                                                 --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments               (23,867)  (40,326)  (47,977)
Proceeds from short-term investments............   29,155     8,711    34,157
Acquisition of property and equipment...........   (1,369)   (3,791)   (8,378)
                                                 --------  --------  --------
Net cash provided by (used in) investing
 activities.....................................    3,919   (35,406)  (22,198)
                                                 --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of common stock and warrants, net of
 repurchases....................................       35    33,429       939
Sale of convertible preferred stock, net of
 issuance costs.................................       62     6,215       --
Principal payments under capital leases.........     (629)     (523)      (98)
                                                 --------  --------  --------
Net cash provided by (used in) financing
 activities.....................................     (532)   39,121       841
                                                 --------  --------  --------
Net increase (decrease) in cash and cash
 equivalents....................................    5,037    16,145    (7,932)
                                                 --------  --------  --------
Cash and cash equivalents at beginning of year..    6,073    11,110    27,255
                                                 --------  --------  --------
Cash and cash equivalents at end of year........ $ 11,110  $ 27,255  $ 19,323
                                                 ========  ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
Cash paid during the period for interest........ $     99  $     37  $      3
Cash paid for income taxes...................... $    --   $    219  $    451
Conversion of preferred stock to common stock... $    --   $ 63,683  $    --

  The accompanying notes are an integral part of these consolidated financial statements

                              SANDISK CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Nature of Operations

  SanDisk Corporation (the Company) was incorporated in Delaware on June 1, 1988, to design, manufacture, and market industry-standard, solid-state mass storage products using proprietary, high-density flash memory technology. The Company serves customers in the industrial, communications, highly portable computing and consumer electronics markets. Principal geographic markets for the Company's products include the United States, Japan, the Far East and Europe. In August 1995, the Company changed its name from SunDisk Corporation to SanDisk Corporation.

 Supplier and Customer Concentrations

  A limited number of customers historically have accounted for a substantial portion of the Company's revenues. Epson Hanbai, Hewlett Packard and NEC USA, Inc. accounted for approximately 20%, 19% and 11%, respectively, of total revenues in 1994. Three of the Company's customers, Epson Hanbai, Kyocera and Hewlett Packard accounted for approximately 26%, 14% and 12%, respectively, of total revenues in 1995. Epson Hanbai accounted for approximately 26% of total revenues in 1996. No other distributor or OEM customer constituted 10% or more of revenues in the periods presented. Sales of the Company's products will vary as a result of fluctuations in market demand for such customers' products. Further, the flash data storage markets in which the Company competes are characterized by rapid technological change, evolving industry standards, declining average selling prices and rapid technological obsolescence.

  Certain of the raw materials used by the Company in the manufacture of its products are available from a limited number of suppliers. For example, all of the Company's products require silicon wafers which are currently supplied by two foundries, Matsushita in Japan and LG Semicon in Korea. As well, certain key components such as controllers, are purchased from single source vendors for which alternative sources are currently not available. Shortages could occur in these essential materials due to the interruption of supply or increased demand in the industry. If the Company were unable to procure certain of such materials, it would be required to reduce its manufacturing operations which could have a material adverse effect upon its results of operations.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Basis of Presentation

  The Company's fiscal year ends on the Sunday closest to December 31. Fiscal year 1996 ended on December 29, 1996. Fiscal years 1995 and 1994 ended on December 31, 1995 and January 1, 1995, respectively. For ease of presentation, the accompanying financial statements have been shown as ending on the last day of the calendar month.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

                              SANDISK CORPORATION

 Foreign Currency Transactions

  Foreign operations are measured using the U.S. dollar as the functional currency. Accordingly, monetary accounts (principally cash, receivables, and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operations accounts and nonmonetary balance sheet accounts are remeasured at the rate in effect at the date of transaction. The effects of foreign currency remeasurement are reported in current operations and have not been material in the periods presented.

 Cash Equivalents and Short-Term Investments

  Cash equivalents consist of short-term, highly liquid financial instruments with insignificant interest rate risk that are readily convertible to cash and have maturities of three months or less from the date of purchase. Cash equivalents and short-term investments consist of money market funds, taxable commercial paper, U.S. Treasury bills, U.S. government agency obligations, corporate notes and bonds with high-credit quality institutions and auction rate preferred stock. The fair market value, based on quoted market prices, of cash equivalents and short-term investments is substantially equal to their carrying value at December 31, 1996 and 1995.

  Under FAS 115, management classifies investments as available-for-sale at the time of purchase and periodically reevaluates such designation. Debt securities classified as available-for-sale and are reported at fair value. Unrecognized gains or losses on available-for-sale securities are included, net of tax, in equity until their disposition. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

  All cash equivalents and short-term investments as of December 31, 1995 and 1996 are classified as available-for-sale securities and consist of the following:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
                                                                (IN THOUSANDS)
   Cash equivalents:
     Money market fund......................................... $ 1,198 $ 4,639
     Commercial paper..........................................     --    6,370
     Corporate notes/bonds.....................................   2,000   5,894
                                                                ------- -------
       Total................................................... $ 3,198 $16,903
                                                                ======= =======
   Short term investments:
     U.S. Treasury bills and U.S. government agency
      obligations.............................................. $ 7,515 $ 4,183
     Corporate notes/bonds.....................................  30,625  49,782
     Auction rate preferred stock..............................   3,000   1,000
                                                                ------- -------
       Total................................................... $41,140 $54,965
                                                                ======= =======

  Unrealized holding gains and losses on available-for-sale securities at December 31, 1996 and 1995 and gross realized gains and losses on sales of available-for-sale securities during the years ended December 31, 1996 and 1995 were immaterial.

                              SANDISK CORPORATION

  Debt securities at December 31, 1995 and 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers of the securities may have the right to prepay obligations.

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1995    1996
                                                                ------- -------
                                                                 (IN THOUSANDS)
   Short-term investments:
     Due in one year or less................................... $24,854 $49,675
     Due after one year through two years......................  16,286   5,290
                                                                ------- -------
       Total................................................... $41,140 $54,965
                                                                ======= =======

 Inventories

  Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual costs on a first-in, first-out basis). Market value is based upon an estimated average selling price reduced by normal gross margins. Inventories are as follows:

                                                                   DECEMBER 31,
                                                                  --------------
                                                                   1995    1996
                                                                  ------- ------
                                                                  (IN THOUSANDS)
   Raw materials................................................. $ 2,753 $3,858
   Work-in-process...............................................   6,921  3,475
   Finished goods................................................     737  2,297
                                                                  ------- ------
                                                                  $10,411 $9,630
                                                                  ======= ======

  Given the volatility of the market, the Company makes inventory provisions for potentially excess and obsolete inventory based on backlog and forecasted demand. However, backlog is subject to revisions, cancellations and rescheduling. Actual demand may differ from forecasted demand and such differences may have a material effect on the financial statements.

 Depreciation and Amortization

  Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to seven years. Equipment under capital leases is amortized over the shorter of the estimated useful life of the asset or the term of the lease.

 Revenue Recognition

  Product revenue is generally recognized at the time of shipment, less a provision for estimated sales returns. However, revenue on shipments to distributors, subject to certain rights of return and price protection, is deferred until the merchandise is sold by the distributors or the rights expire. The Company earns royalties under certain patent cross-license agreements. Royalty revenue is recognized when earned.

 Net Income (Loss) Per Share

  Primary net income (loss) per share is computed using the weighted average number of shares of common stock outstanding. In addition, common equivalent shares from Series C convertible preferred stock (using the if-converted method) and from stock options and warrants (using the treasury stock method or modified treasury

                              SANDISK CORPORATION
stock method where applicable) have been included in the computation when dilutive. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, common and common equivalent (common stock options and Series G preferred stock) shares issued by the Company at prices below the assumed public offering price during the twelve-month period prior to the offering have been included in the calculation as if they were outstanding for all periods presented prior to their issuance regardless of whether they are dilutive (using the treasury stock method and the anticipated initial public offering price). Pro forma net loss per share is presented for 1994.

  Per share information calculated on the above basis is as follows (shares in thousands):

                                                     YEARS ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1994      1995     1996
                                                    --------  -------- --------
   Primary net income (loss) per share applicable
    to common stockholders......................... $  (1.02) $   0.91 $   0.60
   Shares used in computing primary net income
    (loss) per share...............................    4,208     9,983   24,206
   Fully diluted net income (loss) per share
    applicable to common stockholders.............. $  (1.02) $   0.43 $   0.60
   Shares used in computing fully diluted net
    income (loss) per share........................    4,208    20,856   24,206

  Fully diluted earnings per share is calculated using net income and the shares used in the primary calculation, as well as other dilutive preferred stock (Series A, B, D, E, and F) which is not deemed to be a common stock equivalent for purposes of the primary earnings per share calculation.

  Supplemental net income per share for 1995 computed to give effect to the conversion of redeemable convertible preferred shares as of January 1, 1995 (using the if-converted method) was $0.43.

 Pro Forma Net Loss Per Share

  Pro forma net loss per share has been computed as described above and also gives effect, even if antidilutive, to common equivalent shares from convertible preferred stock that automatically converted upon the closing of the Company's initial public offering (using the if-converted method). All of the convertible preferred stock outstanding as of the closing date of the offering automatically converted on a one-for-one basis into shares of common stock, based on the number of shares of convertible preferred stock outstanding at the date of the offering.

 Stock Based Compensation

  The Company accounts for employee stock based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Pro forma net income and earnings per share are disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," and are included in Note 5.

NOTE 2: FINANCIAL INSTRUMENTS

 Concentration of Credit Risk

  The Company's concentration of credit risk consists principally of cash, cash equivalents, short-term investments, and trade receivables. The Company's investment policy restricts investments to high-credit quality investments and limits the amounts invested with any one issuer. The Company sells primarily to original equipment manufacturers in the United States and Japan, performs ongoing credit evaluations of its customers' financial condition, and generally requires no collateral. Reserves are maintained for potential credit losses.

                              SANDISK CORPORATION

 Off Balance Sheet Risk

  In connection with the credit agreement discussed in Note 3, the Company has a foreign exchange contract line in the amount of $15,000,000 at December 31, 1996. Under this line, the Company may enter into forward exchange contracts which require the Company to sell or purchase foreign currencies. There were no forward exchange contracts outstanding at December 31, 1996 and 1995.

  Certain of the Company's purchase commitments and balance sheet accounts are denominated in yen. Foreign exchange exposures arising from the Company's yen denominated purchase commitments and related accounts payable are mitigated to the extent the Company has yen denominated current assets. To the extent such foreign exchange exposures are not mitigated, the Company enters into foreign exchange contracts to hedge against changes in foreign currency exchange rates. The effects of movements in currency exchange rates on these instruments are recognized when the related operating revenues and expenses are recognized. The impact of movements in currency exchange rates on foreign exchange contracts substantially mitigates the related impact on the underlying items hedged. The Company had net transaction gains (losses) of approximately $109,000, ($20,000) and ($193,000) for the years ended December 31, 1994, 1995, and 1996, respectively. These amounts are included in interest and other income, net in the statement of operations.

NOTE 3: LINE OF CREDIT

  The Company has a credit agreement (the Agreement) with a bank, which expires in July 1997. Under the provisions of the Agreement, the Company may borrow up to $10,000,000 on a revolving line of credit at the bank's prime interest rate (8.25% at December 31, 1996). Amounts under the revolving line of credit can be applied to the issuance of letters of credit of up to $10,000,000. At December 31, 1996, $6,200,000 in letters of credit were outstanding. In addition, under the Agreement, the Company also has a $15,000,000 foreign exchange contract line (see Note 2) under which the Company may enter into forward exchange contracts. No amounts were outstanding under the revolving line of credit portion of the Agreement and the foreign exchange contract portion of the line at December 31, 1996. The Agreement contains covenants that require the Company to maintain certain financial ratios and levels of net worth. The Agreement also does not permit the payment of cash dividends to stockholders. As of December 31, 1996, the Company was in compliance with the covenants. Based on available collateral and outstanding letters of credit, the amount available under the Agreement at December 31, 1996 was approximately $3,800,000.

NOTE 4: COMMITMENTS AND CONTINGENCIES

 Commitments

  The Company leases its headquarters and sales offices under operating leases that expire at various dates through 2002. Future minimum lease payments under operating leases at December 31, 1996 are as follows:

      YEAR ENDING DECEMBER 31,
      ------------------------
         1997....................................................... $1,049,784
         1998.......................................................  1,595,320
         1999.......................................................  1,623,644
         2000.......................................................  1,666,440
         2001.......................................................  1,211,110
         Thereafter.................................................    573,648
                                                                     ----------
           Total.................................................... $7,719,946
                                                                     ==========

  Rental expense under all operating leases was $730,000, $789,000 and $1,050,000 for the years ended December 31, 1994, 1995 and 1996 respectively.

                              SANDISK CORPORATION

 Contingencies

  The Company is party to various legal proceedings. In October 1995, Samsung Electronics Company Ltd. filed a complaint against the Company in the Northern District of California accusing the Company of infringing two Samsung patents, seeking declaratory relief with respect to five Company patents and alleging unspecified damages for certain other related claims. As written, the complaint potentially implicates products that comprised substantially all of the Company's revenues for 1996 and 1995. The Company has received opinions from its patent counsel that, based on information currently known, the Company's products do not infringe one of these Samsung patents and that, based on certain assumptions as to how Samsung would claim infringement, the particular patent claim in the other Samsung patent that Samsung has accused the Company of infringing is invalid and that the Company's products do not infringe any of the other claims of such patent. Nonetheless, the Company anticipates that Samsung will continue to pursue litigation with respect to such claims.

  On January 11, 1996, the Company filed a complaint against Samsung with the United States International Trade Commission alleging that Samsung and its U.S. sales arm, are importing and selling products that infringe two of the Company's patents. By its complaint, the Company seeks a judgment by the International Trade Commission that Samsung is infringing the Company's patents and an order precluding Samsung from importing those infringing products into the United States. The U.S. International Trade Commission initiated an investigation based upon the Company's complaint against Samsung. On February 26, 1997, the Administrative Law Judge assigned to the case issued an Initial Determination finding both SanDisk patents valid and infringed and further finding a violation of Section 337 of the Trade Act. This decision will go to the International Trade Commission which will decide whether to approve the ruling and enter an exclusion or cease and desist order barring importation of Samsung flash memory devices. While the ruling is important, no assurance can be given that the Commission will enter an exclusion or cease and desist order. A final decision is expected in May, 1997.

  The Company relies on a combination of patents, mask work protection, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights. There can be no assurance that there will not be any disputes regarding the Company's intellectual property rights. Specifically, there can be no assurance that any patents held by the Company will not be invalidated, that patents will be issued for any of the Company's pending applications or that any claims allowed from existing or pending patents will be of sufficient scope or strength or be issued in the primary countries where the Company's products can be sold to provide meaningful protection or any commercial advantage to the Company. Additionally, competitors of the Company may be able to design around the Company's patents.

  To preserve its intellectual property rights, the Company believes it may be necessary to initiate litigation with one or more third parties, including but not limited to those the Company has notified of possible patent infringement. In addition, one or more of these parties may bring suit against the Company. Any litigation, whether as a plaintiff or as a defendant, would likely result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is ultimately determined in favor of the Company. In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology.

  From time to time the Company agrees to indemnify certain of its suppliers and customers for alleged patent infringement. The scope of such indemnity varies but may in some instances include indemnification for damages and expenses, including attorneys fees. The Company may from time to time be engaged in litigation as a result of such indemnification obligations. Third party claims for patent infringement are excluded from coverage under the Company's insurance policies. There can be no assurance that any future obligation to indemnify the

                              SANDISK CORPORATION

Company's customers or suppliers, will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Litigation frequently involves substantial expenditures and can require significant management attention, even if the Company ultimately prevails. In addition, the results of any litigation matters are inherently uncertain. Accordingly, there can be no assurance that any of the foregoing matters, or any future litigation, will not have a material adverse effect on the Company's business, financial condition and results of operations.

NOTE 5: STOCKHOLDERS' EQUITY

 Stock Purchase Agreements

  Prior to the adoption of the 1989 Stock Benefit Plan, the Company entered into stock purchase agreements with certain eligible individuals. Under the stock purchase agreements, the Company authorized the sale of common stock to certain employees, directors, and consultants at the fair value on the date of grant, as determined by the Board of Directors. The shares sold under these agreements generally vest over four years as determined by the Board of Directors. Upon the termination of employment, director services, or consultant services, unvested shares are subject to repurchase by the Company at the original purchase price.

 Stock Benefit Plan

  The 1989 Stock Benefit Plan, in effect through August 1995, comprised two separate programs, the Stock Issuance Program and the Option Grant Program. The Stock Issuance Program allowed eligible individuals to immediately purchase the Company's common stock at a fair value as determined by the Board of Directors. Such shares may be fully vested when issued or may vest over time as determined by the Board of Directors. Under the Option Grant Program, eligible individuals were granted options to purchase shares of the Company's common stock at a fair value, as determined by the Board of Directors, of such shares on the date of grant. The options generally vest over a four-year period, expiring no later than ten years from the date of grant. Unexercised options are canceled upon the termination of employment or services. Options that are canceled under this plan will be available for future grants under the 1995 Stock Option Plan. There were no shares available for option grants under this plan at December 31, 1996.

  The 1995 Stock Option Plan provides for the issuance of incentive stock options and nonqualified stock options. Under this plan, the vesting and exercise provisions of option grants are determined by the Board of Directors. The options generally vest over a four-year period, expiring no later than ten years from the date of grant.

 1995 Non-employee Directors Stock Option Plan

  In August 1995, the Company adopted the 1995 Non-employee Directors Stock Option Plan (the Directors' Plan) and reserved 150,000 shares of common stock for issuance thereunder. Under this plan, automatic option grants are made at periodic intervals to eligible non-employee members of the Board of Directors. The options vest over a four-year period and expire ten years after the date of grant. At December 31, 1996, a total of 72,000 options had been granted at an exercise prices of $10.00 and $13.375 per share.

                              SANDISK CORPORATION

  A summary of activity under all stock option plans follows:

                                           TOTAL
                                       AVAILABLE FOR                 WEIGHTED
                                           FUTURE        TOTAL       AVERAGE
                                       GRANT/ISSUANCE OUTSTANDING EXERCISE PRICE
                                       -------------- ----------- --------------
                                                 (SHARES IN THOUSANDS)
   Balance at December 31, 1993.......       174         1,481        $ 0.46
     Increase in authorized shares....       667           --
     Granted..........................      (715)          715        $ 1.58
     Exercised........................       --           (113)       $ 0.31
     Canceled.........................       215          (215)       $ 0.46
                                           -----         -----
   Balance at December 31, 1994.......       341         1,868        $ 0.89
     Increase in authorized shares....     1,566           --
     Granted..........................      (790)          790        $ 6.41
     Exercised........................       --           (141)       $ 0.64
     Canceled.........................        59           (59)       $ 1.35
                                           -----         -----
   Balance at December 31, 1995.......     1,176         2,458        $ 2.67
     Granted..........................      (922)          922        $12.35
     Exercised........................       --           (168)       $ 0.57
     Canceled.........................        68           (68)       $ 8.46
                                           -----         -----
   Balance at December 31, 1996.......       322         3,144        $ 5.49
                                           =====         =====

  At December 31, 1996, options outstanding were as follows:

                             OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                     -----------------------------------                --------------------------------
                          NUMBER           WEIGHTED         WEIGHTED         NUMBER          WEIGHTED
      RANGE OF       OUTSTANDING AS OF AVERAGE REMAINING    AVERAGE     EXERCISABLE AS OF    AVERAGE
   EXERCISE PRICES   DECEMBER 31, 1996 CONTRACTUAL LIFE  EXERCISE PRICE DECEMBER 31, 1996 EXERCISE PRICE
   ---------------   ----------------- ----------------- -------------- ----------------- --------------
   $ 0.15-$ 0.75         1,125,350           6.33           $ 0.5315        1,106,684         $ 0.54
   $ 2.25-$ 4.50           466,453           8.04           $ 2.3467          462,153         $ 2.35
   $ 6.75-$10.00           663,555           8.61           $ 6.9850          661,555         $ 6.99
   $11.50-$14.62           886,050           9.87           $12.1884           24,000         $13.38
   $17.25-$20.50            22,000           9.11           $17.3829              224         $20.50
                         ---------           ----           --------        ---------         ------
   $ 0.15-$20.50         3,143,408           8.06           $ 5.4927        2,254,616         $ 2.94

  There were 22,259 shares subject to repurchase under the Stock Benefit Plan or under stock purchase agreements at December 31, 1996. Approximately 46,359 shares were subject to repurchase at December 31, 1995.

 Employee Stock Purchase Plan

  In August 1995, the Company adopted the Employee Stock Purchase Plan (the Purchase Plan) and reserved 433,333 shares of common stock for issuance thereunder. Under the Purchase Plan, qualified employees are entitled to purchase shares through payroll deductions at 85% of the fair market value at the beginning or end of the offering period, whichever is lower. As of December 31, 1996, shares issued under the Purchase Plan totaled 92,350.

                              SANDISK CORPORATION

 Accounting for Stock Based Compensation

  The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of this Statement. For all grants subsequent to December 31, 1994 that were granted prior to the Company's initial public offering in November 1995, the fair value of these options was determined using the minimum value method with a weighted average risk free interest rate of 6.32% and an expected life of 5 years. The fair value for the options granted subsequent to the Company's initial public offering in November 1995 was estimated at the date of grant using a Black-Scholes single option pricing model with the following weighted average assumptions: risk-free interest rates of 6.23% and 6.37% for 1996 and 1995, respectively; a dividend yield of 0.0%, a volatility factor of the expected market price of the Company's common stock of 0.588 and 0.513 for 1996 and 1995, respectively; and a weighted-average expected life of the option of 5 years. The weighted average fair value of those options granted were $6.80 and $3.34 for 1996 and 1995, respectively.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  Under the 1995 Employee Stock Purchase Plan, the Company is authorized to issue up to 433,333 shares of common stock to participating employees. Under the terms of the Plan, employees can choose to have up to 10% of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of the subscription date fair market value and the purchase date fair market value. Approximately 86% of eligible employees have participated in the plan in 1996 and 1995. Under the Plan, the Company sold 92,350 shares to employees in 1996. Pursuant to APB 25 and related interpretations, the Company does not recognize compensation cost related to employee purchase rights under the Plan. To comply with the pro forma reporting requirements of SFAS 123, compensation cost is estimated for the fair value of the employees' purchase rights using the Black-Scholes model with the following assumptions for those rights granted in 1996 and 1995: dividend yield of 0.0%; and expected life of 6 months; expected volatility factor of 0.588 in 1996 and 0.513 in 1995; and a risk free interest rate ranging from 5.36% to 5.48%. The weighted average fair value of those purchase rights granted in November 1995, February 1996 and August 1996 were $2.01, $2.47, and $2.52, respectively.

                              SANDISK CORPORATION

  Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                       YEARS ENDED DECEMBER 31,
                                                       ------------------------
                                                          1995         1996
                                                       ------------------------
   Pro forma net income............................... $ 8,915,000 $ 13,553,000
   Pro forma earnings per share....................... $      0.43 $       0.56

  Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

 Warrants

  The Company has periodically granted warrants in connection with the sale of its stock and certain lease and bank agreements. The Company has the following warrants outstanding to purchase capital stock at December 31, 1996:

     ISSUANCE                          CAPITAL NUMBER OF PRICE PER  EXPIRATION
       DATE                             STOCK   SHARES     SHARE       DATE
     --------                          ------- --------- --------- -------------
   May 1990........................... Common   12,094    $6.615   May 2000
   June 1990.......................... Common   66,665    $6.000   None
   June 1991.......................... Common    6,666    $6.615   June 1999
   November 1991...................... Common   13,363    $6.615   November 1999
   November 1992...................... Common    7,575    $3.300   June 1998

  During 1996, the Company issued 61,744 shares of common stock for no proceeds in the net issuance of shares upon the exercise of 91,211 warrants with a weighted average exercise price of $4.17 per share.

NOTE 6: RETIREMENT PLAN

  Effective January 1, 1992, the Company adopted a tax-deferred savings plan, the SanDisk 401(k) Plan, for the benefit of qualified employees. The plan is designed to provide employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to the plan on a monthly basis. The Company may make annual contributions to the plan at the discretion of the Board of Directors. No contributions were made by the Company for the years ended December 31, 1996, 1995 and 1994.

NOTE 7: INCOME TAXES

  The provision for income taxes computed under Statement of Financial Accounting Standard No. 109 consists of the following:

                                                               DECEMBER 31,
                                                           --------------------
                                                             1995      1996
                                                           -------- -----------
   Current:
     Federal.............................................. $312,000 $ 1,701,000
     State................................................   66,000      42,000
     Foreign..............................................   46,000     397,000
                                                           -------- -----------
                                                           $424,000 $ 2,140,000
   Deferred:
     Federal..............................................      --   (1,000,000)
                                                           -------- -----------
   Provision for income taxes............................. $424,000 $ 1,140,000
                                                           ======== ===========

                              SANDISK CORPORATION

  The Company's provision for income taxes differs from the amount computed by applying the federal statutory rates of 35% for 1996 and 1995 and 34% for 1994 to income before taxes as follows:

                                                             DECEMBER 31,
                                                           --------------------
                                                           1994    1995   1996
                                                           -----   -----  -----
   Tax at U.S. statutory rate............................. (34.0)%  35.0%  35.0%
   Operating losses (utilized)/not utilized...............  34.0   (31.4) (17.4)
   Research credit........................................   --      --    (5.6)
   Valuation allowance....................................   --      --    (8.0)
   Foreign taxes in excess of U.S. rate...................   --      --     2.1
   Other individually immaterial items....................   --       .9    1.2
                                                           -----   -----  -----
                                                             0.0%    4.5%   7.3%
                                                           =====   =====  =====

  As of December 31, 1996, the Company had federal and state tax credit carryforwards of approximately $750,000 and $75,000, respectively. The tax credit carryforwards will expire at various dates beginning in years 2008 though 2011, if not utilized.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 1996 and 1995 are as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1995     1996
                                                              --------  -------
                                                               (IN THOUSANDS)
   Deferred tax assets:
     Inventory reserves...................................... $  2,500  $ 2,500
     Deferred revenue........................................    2,300    2,000
     Other...................................................    1,100    1,500
     Tax credit carryforwards................................    1,400      800
     Fixed assets............................................      800      350
     Capitalized research and development....................      500      300
     Net operating loss carryforwards........................    2,600      --
                                                              --------  -------
       Total deferred tax assets.............................   11,200    7,450
       Valuation allowance...................................  (11,200)  (6,450)
                                                              --------  -------
       Net deferred tax assets............................... $    --   $ 1,000
                                                              ========  =======

  The valuation allowance increased $2,600,000 in 1994 and decreased by approximately $3,000,000 and $4,750,000 for 1995 and 1996, respectively. Management has determined, based on the Company's history of prior operating earnings and its expectations for the future, that a partial valuation allowance for deferred tax assets should be provided. Approximately $500,000 of the valuation allowance is attributable to stock option deductions, the benefit of which will be credited to paid in capital when realized.

NOTE 8: RELATED PARTY TRANSACTIONS

  In January 1993, the Company entered into a joint cooperation agreement with a stockholder. Under the terms of the agreement, the stockholder had a nonexclusive right to distribute flash memory products produced by the Company. Revenues under the agreement were approximately $3,234,000 in 1994. There were no revenues attributable to this agreement in 1995 and 1996. The agreement was amended in October 1994. Under

                              SANDISK CORPORATION
the terms of the amended agreement, the stockholder relinquished its right to distribute flash memory products but has the option to reinstate this right in January 1999. In addition, under the terms of the amended agreement, the Stockholder returned approximately $0.8 million of inventory in November 1994. The Company sold the majority of this returned inventory in December 1994. Accordingly, the returned inventory did not have a material impact on the Company's statement of operations for the year ended December 31, 1994.

NOTE 9: INDUSTRY AND GEOGRAPHIC INFORMATION

  The Company markets its products in the United States and in foreign countries through its sales personnel, dealers, distributors, and its subsidiaries. Export sales account for a significant portion of the Company's revenues. Geographic revenue information is as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                        1994     1995     1996
                                                      -------- -------- --------
                                                            (IN THOUSANDS)
   United States..................................... $ 21,799 $ 27,230 $ 43,999
   Export:
     Japan...........................................   11,300   24,255   43,947
     Far East........................................    1,689    8,125    4,314
     Europe..........................................      590    3,229    5,339
                                                      -------- -------- --------
   Total............................................. $ 35,378 $ 62,839 $ 97,599
                                                      ======== ======== ========

NOTE 10: MAJOR CUSTOMERS

  Customers who accounted for at least 10% of total revenues were as follows:

                                                                   YEARS ENDED
                                                                   DECEMBER 31,
                                                                  ----------------
                                                                  1994  1995  1996
                                                                  ----  ----  ----
   Epson Hanbai Co., Ltd.........................................  20%   26%   26%
   Hewlett-Packard Company.......................................  19%   12%    *
   NEC USA, Inc..................................................  11%    *     *
   Kyocera America, Inc..........................................   *    14%    *

--------
* Revenues were less than 10%

                              SANDISK CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      DECEMBER 31, SEPTEMBER 30,
                                                         1996*         1997
                                                      ------------ -------------
                                                                    (UNAUDITED)
                       ASSETS
Current Assets:
  Cash and cash equivalents..........................   $ 19,323     $ 18,337
  Short-term investments.............................     54,965       41,986
  Accounts receivable, net...........................     11,885       22,681
  Inventories, net...................................      9,630       11,320
  Prepaid expenses and other current assets..........      1,684        4,491
                                                        --------     --------
Total current assets.................................     97,487       98,815
Property and equipment, net..........................     10,285       13,284
Investment in joint venture..........................        --        40,231
Deposits and other assets............................        496          489
                                                        --------     --------
    Total Assets.....................................   $108,268     $152,819
                                                        ========     ========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable...................................   $  7,595     $ 11,165
  Accrued payroll and related expenses...............      2,857        4,240
  Other accrued liabilities..........................      4,354        3,394
  Deferred revenue...................................      5,652       31,994
                                                        --------     --------
Total current liabilities............................     20,458       50,793
Stockholders' Equity:
  Common stock.......................................     98,233       99,837
  Retained earnings (accumulated deficit)............    (10,423)       2,189
                                                        --------     --------
Total stockholders' equity...........................     87,810      102,026
                                                        --------     --------
    Total Liabilities and Stockholders' Equity.......   $108,268     $152,819
                                                        ========     ========

--------
* Information derived from the audited Consolidated Financial Statements.

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                              SANDISK CORPORATION

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                (IN THOUSANDS, EXCEPT PER SHARE DATA; UNAUDITED)

                                                              NINE MONTHS ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                                1996     1997
                                                              -------- --------
Revenues:
  Product.................................................... $ 67,599 $ 72,335
  License and royalty........................................    3,750   12,600
                                                              -------- --------
Total revenues...............................................   71,349   84,935
Cost of sales................................................   43,538   49,476
                                                              -------- --------
Gross profits................................................   27,811   35,459
Operating expenses:
  Research and development...................................    7,280    9,634
  Sales and marketing........................................    6,467    8,728
  General and administrative.................................    5,580    4,933
                                                              -------- --------
Total operating expenses.....................................   19,327   23,295
                                                              -------- --------
Operating income.............................................    8,484   12,164
Interest and other income, net...............................    2,320    2,680
                                                              -------- --------
Income before taxes..........................................   10,804   14,844
Provision for income taxes...................................      702    2,227
                                                              -------- --------
Net income...................................................  $10,102  $12,617
                                                              ======== ========
Net income per share......................................... $   0.42 $   0.51
                                                              ======== ========
Shares used in computing net income per share................   24,204   24,492


  The accompanying notes are an integral part of these condensed consolidated financial statements.

                              SANDISK CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS; UNAUDITED)

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1996      1997
                                                            --------  --------
Cash flows provided by (used in) operating activities:
 Net income................................................ $ 10,102  $ 12,617
 Adjustments to reconcile net income to net cash used in
  operating activities:
   Depreciation............................................    1,641     2,839
   Accounts receivable, net................................   (1,407)  (10,796)
   Inventory...............................................    1,294    (1,690)
   Prepaids and other assets...............................     (412)   (2,800)
   Accounts payable........................................     (398)    3,570
   Accrued payroll and related expenses....................      858     1,383
   Other accrued liabilities...............................      320      (960)
   Deferred revenue........................................      141    26,342
                                                            --------  --------
      Total adjustments....................................    2,037    17,888
                                                            --------  --------
 Net cash provided by operating activities.................   12,139    30,505
Cash flows provided by (used in) investing activities:
   Purchase of short term investments......................  (34,520)  (41,393)
   Proceeds from sale of short term investments............   26,695    54,367
   Acquisition of capital equipment........................   (6,025)   (5,838)
   Investment in joint venture.............................      --    (40,231)
                                                            --------  --------
 Net cash used in investing activities.....................  (13,850)  (33,095)
Cash flows provided by (used in) financing activities:
   Sale of common stock, net of repurchases................      855     1,604
   Principal payments under capital leases.................      (98)      --
                                                            --------  --------
 Net cash provided by financing activities.................      757     1,604
                                                            --------  --------
 Net decrease in cash and cash equivalents.................     (954)     (986)
 Cash and cash equivalents at beginning of period..........   27,255    19,323
                                                            --------  --------
 Cash and cash equivalents at end of period................ $ 26,301  $ 18,337
                                                            ========  ========



  The accompanying notes are an integral part of these condensed consolidated financial statements.

                              SANDISK CORPORATION

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. These interim condensed consolidated financial statements are unaudited but reflect, in the opinion of management, all normal recurring adjustments necessary to present fairly the financial position of SanDisk Corporation and Subsidiaries (the "Company") as of September 30, 1997, and the results of operations and cash flows for the nine month periods ended September 30, 1997 and 1996. Because all the disclosures required by generally accepted accounting principles are not included, these interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included elsewhere herein. The condensed consolidated balance sheet data as of December 31, 1996 was derived from the audited financial statements.

  The results of operations and the statement of cash flows for the nine months ended September 30, 1997 are not necessarily indicative of results of operations and cash flows for any future period.

2. The Company's fiscal year ends on the Sunday closest to December 31, and each fiscal quarter ends on the Sunday closest to March 31, June 30, and September 30. The third fiscal quarter of 1997 and 1996 ended on September 28, 1997 and September 29, 1996, respectively. Fiscal year 1996 ended on December 29, 1996. For ease of presentation, the accompanying financial statements have been shown as ending on the last day of the calendar month.

3. The components of inventory consist of the following:

                                             DECEMBER 31, SEPTEMBER 30,
                                                 1996         1997
                                             ------------ -------------
                                                   (IN THOUSANDS)
       Raw materials........................    $3,858       $ 2,246
       Work-in-process......................     3,475         7,757
       Finished goods.......................     2,297         1,317
                                                ------       -------
                                                $9,630       $11,320
                                                ======       =======

4. In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share ("SFAS 128"), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in an increase of $0.05 and $0.04 in net income per share for the nine month periods ended September 30, 1997 and 1996, respectively. The calculation of diluted earnings per share under SFAS 128 is not materially different from net income per share for the periods presented.

5. In October 1995, Samsung Electronics Company Ltd. filed a complaint against the Company in the Northern District of California accusing the Company of infringing two Samsung patents, seeking declaratory relief with respect to five Company patents and alleging unspecified damages for certain other related claims. On January 11, 1996, the Company filed a complaint against Samsung with the United States International Trade Commission alleging that Samsung and its U.S. sales arm, were importing and selling products that infringe two of the Company's patents. On February 26, 1997, the Administrative Law Judge assigned to the case issued an Initial Determination finding both SanDisk patents valid and infringed and further finding a violation of Section 337 of the Trade Act. On June 2, 1997, the Commission issued a limited exclusion order prohibiting the unlicensed entry of infringing flash memory circuits, and carriers and circuit boards containing such circuits, that are manufactured by or on behalf of Samsung. On August 14, 1997, in connection with the settlement of all disputes between them, the Company and Samsung announced the signing of a patent cross-license agreement for flash memory related patents. Under the agreement, the Company and Samsung have licensed each others patents covering the design and manufacture of flash memory products.

   The Company also entered into other cross-license agreements during the nine months ended September 30, 1997. Under these agreements, the Company received payments, portions of which were recognized as license and royalty revenues and portions of which are deferred revenue. Recognition of deferred revenue is expected to occur in future periods as the Company meets certain obligations as provided in the various agreements.

   Litigation frequently involves substantial expenditures and can require significant management attention, even if the Company ultimately prevails. In addition, the results of any litigation matters are inherently uncertain. Accordingly, there can be no assurance that any future litigation, will not have a material adverse effect on the Company's business, financial condition and results of operations.

6. On April 21, 1997, the Company adopted a shareholder rights plan (the Rights Agreement). Under the Rights Agreement, rights were distributed as a dividend at the rate of one right for each share of common stock of the Company held by stockholders of record as of the close of business on April 28, 1997. The rights will expire on April 28, 2007 unless redeemed or exchanged. Under the Rights Agreement, each right will initially entitle the registered holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock for $65.00. The rights will become exercisable only if a person or group (other than Seagate Corporation which is permitted to maintain its 25% stake in the Company) acquires beneficial ownership of 15 percent or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15 percent or more of the Company's common stock.

7. The Company recorded a provision for income taxes at a 15% effective tax rate for the first nine months of 1997 compared to a 6.5% effective tax rate for the same period of 1996. The effective tax rate for the first nine months of 1997 is substantially below the federal statutory rate due to the utilization of federal and state tax credit carryforwards, Foreign Sales Corporation tax benefits and a reduction in the deferred tax asset valuation allowance.

8. In the third quarter of 1997, the Company invested $40.2 million in United Silicon, Inc. ("USIC"), a semiconductor manufacturing joint venture headed by United Microelectronics Corporation in Taiwan. The transaction gives the Company an equity stake of approximately 10% in the joint venture (which will be accounted for on the cost basis) and guarantees access to approximately 12.5% of the wafer output from the facility.

9. The Company has a credit agreement (the Agreement) with a bank, which was renewed in July 1997. Under the provisions of the Agreement, which expires in July 1998, the Company may borrow up to $10,000,000 on a revolving line of credit at the bank's prime interest rate. Amounts under the revolving line of credit can be applied to the issuance of letters of credit of up to the full amount of the credit line. At September 30, 1997, $7,200,000 in letters of credit were outstanding. In addition, under the Agreement, the Company also has a $15,000,000 foreign exchange contract line under which the Company may enter into foreign exchange contracts. No amounts were outstanding under the revolving line of credit portion of the Agreement and the foreign exchange contract portion of the line at September 30, 1997. The Agreement contains covenants that require the Company to maintain certain financial ratios and levels of net worth. The Agreement prohibits the payment of cash dividends to stockholders. At September 30, 1997 the Company was not in compliance with the quick ratio covenant due to the increase in deferred revenue. Following the end of the quarter, the financial covenants were retroactively amended by the bank and the Company was in compliance with all financial covenants as amended.

                        [LOGO OF SANDISK APPEARS HERE]

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fees and the Nasdaq Listing fee.

   SEC Registration fee..............................................  $ 29,339
   NASD fee..........................................................    10,182
   Nasdaq Listing fee................................................    17,500
   Printing and engraving............................................    90,000
   Legal fees and expenses of the Company............................   100,000
   Accounting fees and expenses......................................    75,000
   Blue sky fees and expenses........................................     5,000
   Transfer agent fees...............................................     5,000
   Miscellaneous.....................................................    67,979
                                                                       --------
     Total...........................................................  $400,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII of the Company's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Company's Certificate of Incorporation provides that, subject to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its stockholders for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Company has entered into indemnification agreements with its officers and directors, a form of which was previously filed with the Securities and Exchange Commission as an Exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-96298)(the "Indemnification Agreements"). The Indemnification Agreements provide the Company's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is also made to Section VIII of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Company against certain liabilities, and Section 10 of the Amended and Restated Registration Rights Agreement contained in Exhibit 4.3 hereto, indemnifying certain of the Company's stockholders, including controlling stockholders, against certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  The exhibits listed in the Exhibit Index as filed as part of this Registration Statement.

(a) EXHIBITS

   EXHIBIT
   NUMBER                             EXHIBIT TITLE
   -------                            -------------
    1.1**  Form of Underwriting Agreement among the Registrant, Morgan Stanley
            & Co. Incorporated, Goldman, Sachs & Co. and BancAmerica Robertson
            Stephens.
    4.1    Reserved.
    4.2    Registrant's Specimen Stock Certificate.(1)
    4.3    Amended and Restated Registration Rights Agreement, among the
            Registrant and the investors and founders named therein, dated
            March 3, 1995.(1)
    4.4    Amendment No. 1 to the Stock Purchase Agreements among the
            Registrant and the holders of Series A, B and D Preferred Stock, and certain holders of Series E Preferred Stock, dated January 15,
            1993.(1)
    4.5    Series F Preferred Stock Purchase Agreement between Seagate
            Technology, Inc. and the Registrant, dated January 15, 1993.(1)
    4.6    Amendment Agreement between Seagate Technology, Inc. and the
            Registrant, dated August 23, 1995.(1)
    4.7    Form of Stock Purchase Agreement between the Registrant and Seagate
            Technology, Inc.(3)
    4.8    Rights Agreement, dated as of April 18, 1997, between the Company and Harris Trust and Savings Bank.(3)
    5.1**  Legal Opinion of Brobeck, Phleger & Harrison LLP, counsel for the
            Registrant.
   21.1    Subsidiaries of the Registrant.(2)
   23.1*   Consent of Ernst & Young LLP, Independent Auditors (see page II-5).
   23.2**  Consent of Counsel (see Exhibit 5.1).
   24.1**  Power of Attorney (see page II-4).

--------
 *  Filed herewith.
**  Previously filed.
(1) Previously filed as an Exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-96298).

(2) Previously filed as an Exhibit to the Registrant's 1996 Annual Report on Form 10-K.

(3) Previously filed as an Exhibit to the Registrant's Current Report on Form 8-K/A dated April 18, 1997.

ITEM 17. UNDERTAKINGS

  The Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the Company, Indemnification Agreements entered into between the Company and its officers and directors, the Underwriting Agreement, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The Company hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 17th day of November, 1997.

                                          SANDISK CORPORATION

                                          By: /s/     Eliyahou Harari
                                            ___________________________________
                                                      Eliyahou Harari
                                               President and Chief Executive
                                                          Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities and on the dates indicated:

              SIGNATURE                           TITLE             DATE
              ---------                           -----             ----


 /s/ Eliyahou Harari                  President, Chief Executive    November 17, 1997
 ____________________________________ Officer
   Eliyahou Harari                    (Principal Executive
                                      Officer)
                  *                   Senior Vice President,        November 17, 1997
 ____________________________________ Finance and Administration,
            Cindy Burgdorf            Chief Financial Officer
                                      (Principal Financial and
                                      Accounting Officer), and
                                      Secretary
                  *                   Director                      November 17, 1997
 ____________________________________
           Irwin Federman
                  *                   Director                      November 17, 1997
 ____________________________________
         William V. Campbell
                  *                   Director                      November 17, 1997
 ____________________________________
         Dr. James D. Meindl
                  *                   Director                      November 17, 1997
 ____________________________________
          Catherine P. Lego
                  *                   Director                      November 17, 1997
 ____________________________________
             Joseph Rizzi
                  *                   Director                      November 17, 1997
 ____________________________________
           Alan F. Shugart
    *By: /s/ Eliyahou Harari
 ____________________________________
           Eliyahou Harari
          (Attorney-in-Fact)

                                                                   EXHIBIT 23.1

              CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

  We consent to the reference to our firm under the captions "Selected Consolidated Financial Data" and "Experts" and to the use of our report dated January 17, 1997, except for Note 4 for which the date is February 26, 1997, in the Amendment No. 2 to the Registration Statement (Form S-3) and related Prospectus of SanDisk Corporation for the registration of 3,450,000 shares of its Common Stock and to the incorporation by reference therein of our report dated January 17, 1997, except for Note 4 for which the date is February 26, 1997, with respect to the consolidated financial statements and schedule of SanDisk Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 1996, filed with the Securities and Exchange Commission.

                                          ERNST & YOUNG LLP

San Jose, California

November 18, 1997

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                DESCRIPTION
 -------                              -----------
  1.1**  Form of Underwriting Agreement among the Registrant, Morgan Stanley &
          Co. Incorporated, Goldman, Sachs & Co. and BancAmerica Robertson
          Stephens.
  4.1    Reserved.
  4.2    Registrant's Specimen Stock Certificate.(1)
  4.3    Amended and Restated Registration Rights Agreement, among the
          Registrant and the investors and founders named therein, dated March
          3, 1995.(1)
  4.4    Amendment No. 1 to the Stock Purchase Agreements among the Registrant and the holders of Series A, B and D Preferred Stock, and certain holders of Series E Preferred Stock, dated January 15, 1993.(1)
  4.5    Series F Preferred Stock Purchase Agreement between Seagate
          Technology, Inc. and the Registrant, dated January 15, 1993.(1)
  4.6    Amendment Agreement between Seagate Technology, Inc. and the
          Registrant, dated August 23, 1995.(1)
  4.7    Form of Stock Purchase Agreement between the Registrant and Seagate
          Technology, Inc.(3)
  4.8    Rights Agreement, dated as of April 18, 1997, between the Company and
          Harris Trust and Savings Bank.(3)
  5.1**  Legal Opinion of Brobeck, Phleger & Harrison LLP, counsel for the
          Registrant.
 21.1    Subsidiaries of the Registrant.(2)
 23.1*   Consent of Ernst & Young LLP, Independent Auditors (see page II-5).
 23.2**  Consent of Counsel (see Exhibit 5.1).
 24.1**  Power of Attorney (see page II-4).

--------
 *  Filed herewith.
**  Previously filed.

(1) Previously filed as an Exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-96298).

(2) Previously filed as an Exhibit to the Registrant's 1996 Annual Report on Form 10-K.

(3) Previously filed as an Exhibit to the Registrant's Current Report on Form 8-K/A dated April 18, 1997.